SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
20 March 2007
Commission File Number 001-09159
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — ___)

Hydro Information Memorandum

Information Memorandum
In connection with the demerger of Norsk Hydro ASA,
and the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA
This Information Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities
20 March 2007

Hydro Information Memorandum

1 Important notice	1

2 Terms and definitions	3

3 Summary	5

4 Description of Hydro prior to the Demerger	6

5 The demerger of Hydro and the merger of Hydro Petroleum with Statoil	7

6 Hydro after the Demerger	8

6.1 Introduction, summary business information, strategy	8
6.1.1 Introduction	8
6.1.2 Summary business information	8
6.1.3 Strategy	10
6.2 Business overview	12
6.2.1 Aluminium Metal	12
6.2.2 Aluminium Products	18
6.2.3 Power	23
6.2.4 Other	23
6.3 Regulation and taxation	25
6.3.1 Aluminium regulation	25
6.3.2 Power taxation	28
6.3.3 Other regulation	28
6.4 Financial review	29
6.4.1 Introduction	29
6.4.2 Overview, operating income, outlook	29
6.4.3 Aluminium Metal	34
6.4.4 Aluminium Products	38
6.4.5 Power	43
6.4.6 Other	43
6.5 Financial information	44
6.5.1 Hydro After Demerger basis for presentation	44
6.5.2 Hydro After Demerger financial information	46
6.5.3 Independent accountants’ report for Hydro After Demerger	49
6.5.4 Name and address of Hydro’s auditors for the last three years	49
6.5.5 Other financial information	49
6.6 Organization, Board of Directors and management	54
6.6.1 Legal form, address and business register number	54
6.6.2 Legal structure	54
6.6.3 Management	55
6.6.4 Board of Directors	58
6.6.5 Corporate Assembly	59
6.6.6 Related party transactions	60
6.6.7 Corporate governance	62
6.6.8 Legal and arbitration proceedings	62
6.6.9 Material contracts	62
7 Risk factors related to the business of Hydro after the Demerger	63

8 Share capital	68

8.1 Share capital prior to and after the Demerger	68
8.2 Share capital development in the last three years	69
9 Signatures	70

1    Hydro Information Memorandum
1 Important notice
This information memorandum (the “Information Memorandum”) has been prepared in connection with the demerger of Norsk Hydro ASA and the merger of Hydro’s demerged petroleum activities with Statoil ASA (the “Merger”). No shares or other securities are being offered or sold in any jurisdiction pursuant to this Information Memorandum.
On 12 March 2007 the Board of Directors of Norsk Hydro ASA (“Hydro”) adopted the plan for the demerger of Hydro and the merger of Hydro’s demerged petroleum activities (“Hydro Petroleum") with Statoil (the “Merger Plan”). Correspondingly, the Board of Directors of Statoil ASA (“Statoil”) adopted the Merger Plan on 13 March 2007. The Merger Plan is available on www.hydro.com and www.statoil.com.
The Merger Plan will be submitted for approval by the shareholders of Hydro and Statoil at extraordinary general meetings expected to be held in June 2007. If the shareholders of Hydro and Statoil approve the Merger Plan and the other conditions precedent to consummation of the Merger are satisfied or, where applicable, waived, the Merger is expected to be consummated in the third quarter of 2007.
In connection with the extraordinary general meetings of Hydro and Statoil mentioned above and the issuance of Statoil ordinary shares to Hydro shareholders in the Merger, Statoil has prepared a prospectus and registration statement (“Statoil’s Form F-4 Registration Statement”). This document is currently in a preliminary form (“Statoil’s Preliminary Form F-4 Registration Statement”) and subject to review by the United States Securities and Exchange Commission (the “SEC”). The final version of Statoil’s Form F-4 Registration Statement will be submitted to the shareholders of Statoil and Hydro together with the notice of the extraordinary general meetings. Statoil’s Preliminary Form F-4 Registration Statement is available on www.hydro.com, www.statoil.com and on the SEC’s website www.sec.gov.
This Information Memorandum has been prepared to provide a description of Hydro after the Demerger in accordance with the Merger Plan (the “Demerger”). Except for section 6.4.1 “Financial review - Introduction,” and section 6.5 “Financial information”, the content of section 6 “Hydro after the Demerger” in this Information Memorandum is primarily sourced from Hydro’s Annual Report 2006. See section 6.5.1 “Financial information - Hydro After Demerger basis for presentation” for a discussion of the accounting treatment used as a basis for the financial information included in sections 6.4.1 and 6.5. The Information Memorandum is not subject to review or approval by the Oslo Stock Exchange.
For the description of the Merger, the Merger Plan, Hydro Petroleum and risks related to Hydro Petroleum and the Merger of Hydro Petroleum with Statoil, this document refers to Statoil’s Preliminary Form F-4 Registration Statement. The information contained in this Information Memorandum is subject to change, completion and amendment. Because of references to Statoil’s Preliminary Form F-4 Registration Statement, it may also be subject to change, completion and amendment due to comments from SEC and responses thereto. Together with the notice of the extraordinary general meeting and the final version of Statoil’s Form F-4 Registration Statement, Hydro’s shareholders will receive a final version of this Information Memorandum.
All inquiries relating to this Information Memorandum must be directed to Hydro. No other person is authorized to give any information about or to make any representations on behalf of Hydro in connection with the Merger. If any such information is given or made, it must not be relied upon as having been authorized by Hydro. The information contained herein is as of the date hereof and is subject to change, completion and amendment without further notice. The delivery of this Information Memorandum shall not imply that there has been no change in Hydro’s affairs or that the information set forth herein is correct as of any date subsequent to the date hereof.
The contents of this Information Memorandum are not to be construed as legal, business or tax advice. Each reader of this Information Memorandum should consult with his or her own legal, business or tax advisor as to legal, business or tax advice. If you are in any doubt about the contents of this Information Memorandum you should consult your stockbroker, bank manager, lawyer, accountant or other professional adviser.
The distribution of this Information Memorandum in certain jurisdictions may be restricted by law. Hydro requires persons in possession of this Information Memorandum to inform themselves about, and to observe, any such restrictions.

Hydro Information Memorandum    2
Cautionary note regarding forward-looking information
Certain statements included within this Information Memorandum contain forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management’s plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, (c) targeted cost reductions and profit objectives, (d) various expectations about future developments in Hydro’s markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by “expected”, “scheduled”, “targeted”, “planned”, “proposed”, “intended” or similar statements. Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro’s key markets, and global aluminium supply and demand conditions, as well as the risk factors specified in this Information Memorandum under “Risk Factors Related to the Business of Hydro after the Demerger”. No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3    Hydro Information Memorandum
2 Terms and definitions

Term	Definition
AluNorf	Aluminium Norf GmbH
BAT	“Best Available Techniques” for pollution prevention and control
Company	Norsk Hydro ASA, a Norwegian public company limited by shares, or Norsk Hydro ASA and its consolidated subsidiaries, as the context requires
Corporate Assembly	The corporate assembly, a body contemplated by Norwegian companies’ law, with responsibility, among other things, for the election of the members of the Company’s Board of Directors and nomination of the external auditor
Corporate Management Board	The corporate management board established by the Company’s President and Chief Executive Officer to assist him in discharging his responsibilities
Demerger	The demerger of Norsk Hydro ASA in accordance with the Merger Plan
EEA	European Economic Area
Effective Date	1 January 2007, the financial effective date of the Demerger and the Merger
EFTA	European Free Trade Association
EU	European Union
EUR	Euro
Extraordinary General Meeting	Hydro’s extraordinary general meeting at which Hydro’s shareholders will vote on the approval of the Merger Plan
Hydro	Norsk Hydro ASA or Norsk Hydro ASA and its consolidated subsidiaries, as the context requires
Hydro After Demerger	Hydro after the demerger of Norsk Hydro ASA in accordance with the Merger Plan
Hydro Petroleum	Hydro’s petroleum activities being demerged from Hydro and merged with Statoil as further defined in section 2.1 of the Merger Plan
kWh	Kilowatt hour
LME	London Metal Exchange
Merged Company	The company resulting from the Merger. The name of the Merged Company, effective upon the completion of the merger, shall be StatoilHydro. However, the board of directors of the Merged Company shall develop a new name and a new logo which shall symbolize the company’s business strategy, values and vision, and which shall be different from the present companies’ names.
Merger	The demerger of Norsk Hydro ASA and the simultaneous merger of Hydro’s demerged petroleum activities with Statoil ASA
Merger Plan	The plan for the demerger of Norsk Hydro ASA and the merger of Hydro’s demerged petroleum activities with Statoil ASA adopted by the Boards of Directors of Hydro and Statoil on 12 March and 13 March 2007 respectively
NCS	Norwegian Continental Shelf
NGL	Natural gas liquids
NOK	Norwegian kroner
NYSE	New York Stock Exchange

Hydro Information Memorandum    4

Term	Definition
OSE	Oslo Stock Exchange
PFC	Perfluorocarbon
P-PVC	Paste PVC
PVC	Polyvinyl chloride, a plastic raw material
R&D	Research and development
SFT	Norwegian Pollution Control Authority (Statens forurensningstilsyn)
S-PVC	Suspension PVC
Statoil	Statoil ASA or Statoil ASA and its consolidated subsidiaries, as the context requires
Statoil’s Form F-4 Registration Statement	Prospectus and registration statement that Statoil has prepared in connection with the extraordinary general meeting of Hydro, at which Hydro’s shareholders will vote on the approval of the Merger Plan, and in connection with the extraordinary general meeting of Statoil, at which Statoil’s shareholders will vote on the approval of the Merger Plan and the issuance of Statoil ordinary shares to Hydro shareholders in the Merger.
Statoil’s Preliminary Form F-4 Registration Statement	Statoil’s Form F-4 Registration Statement, as filed with the SEC in March 2007, that is subject to review by the SEC
mt	One metric ton (1,000 kilograms or approximately 2,205 pounds)
TRI	Total recordable injuries
TWh	Terawatt hour (one billion kilowatt hours)
USD	US dollar
US GAAP	Generally accepted accounting principles in the United States
VAW	VAW Aluminium AG
VCM	Vinyl chloride monomer, the main raw material for PVC
VPS or VPS System	The Norwegian Central Securities Depository, Verdipapirsentralen.
WTO	World Trade Organization

5    Hydro Information Memorandum
3	Summary
This summary highlights selected information that is described in greater detail elsewhere in this information memorandum. This summary does not contain all of the important information included in this document. You should read this entire information memorandum and other documents referred to in this information memorandum for a more complete understanding.
Description of Hydro prior to the Demerger
Hydro is a Fortune 500 energy and aluminium company with 33,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, a major aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.
The demerger of Hydro and the merger of Hydro Petroleum with Statoil
On 12 March 2007 the Board of Directors of Hydro adopted the plan for the demerger of Hydro and the merger of Hydro’s demerged petroleum activities with Statoil. Correspondingly, the Board of Directors of Statoil adopted the Merger Plan on 13 March 2007. This Merger Plan contemplates the separation of Hydro Petroleum from the remaining business of Hydro and its combination with Statoil. After the demerger Hydro will consist of aluminium metal, aluminium products, power and other business activities.
The Merger, the Merger Plan, Hydro Petroleum and risks related to Hydro Petroleum and the Merger of Hydro Petroleum with Statoil are described in Statoil’s Preliminary Form F-4 Registration Statement that is available on www.hydro.com, www.statoil.com and on the SEC’s website www.sec.gov.
Hydro after the Demerger
Following the completion of the recommended Merger expected in the third quarter of 2007, Hydro will go forward as a financially strong aluminium and power company pursuing business opportunities on a global basis. We will be the world’s third largest listed aluminium company, focused on growing profitably through targeted international business development, operational excellence, leading technology and innovative solutions. We will be the fifth largest producer of primary metal with production in Europe, Canada and Australia, and an extensive network of remelt facilities. We will be a significant supplier to the building industry, especially in Europe, and of rolled products to the packaging and graphics industries. We will also be a world-leading supplier of precision drawn tubing.
Key financial items on a carve-out basis1) include operating revenues amounting to NOK 103 billion and NOK 92 billion for 2006 and 2005 respectively. Corresponding operating income amounts to NOK 7.8 billion and NOK 4.4 billion respectively. Total assets amount to NOK 108 billion for 2006 and NOK 101 billion for 2005.
For a more complete description of our business after the demerger and more comprehensive financial information, you should read the section “Hydro after the Demerger” in its entirety.

1)	The demerger carve-out financial information has been derived from Hydro’s consolidated financial statements for the years ended 31 December 2006 and 2005. Hydro After Demerger financial information is the remaining assets, liabilities, equity and results after carving-out the Hydro Petroleum figures.

Hydro Information Memorandum    6
4 Description of Hydro prior to the Demerger
Hydro is a Fortune 500 energy and aluminium company with 33,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, a major aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.
Hydro’s mission is to create a more viable society by developing natural resources and products in innovative and efficient ways.
The way we work is characterized by our institutional talents:
•	An ability to develop source businesses

•	A drive to optimize

•	An instinct to commercialize

•	A passion for social commerce
Our mission, institutional talents and values — courage, respect, cooperation, determination and foresight — together create a platform, The Hydro Way, which has contributed to value creation for more than 100 years and will influence us in the future. We are continuously developing our corporate culture, work practices and commercial outlook with a view to long-term value creation.
We are an international energy company and a major player in the Nordic and European energy market. We develop, produce and supply oil, gas and hydropower, take an active role in developing new energy forms like wind power and hydrogen, and manage extensive energy trading and transport operations. Hydro is a leading global aluminium supplier with primary metal production in Europe, Canada and Australia and an extensive network of remelt facilities. We are a significant supplier to the building industry, especially in Europe, and of rolled products to the packaging and graphics industries. We are a world leading supplier of aluminium bumper beams, engine blocks and precision drawn tubing. Through Hydro Polymers we are a leading northern European producer of the plastics raw material polyvinyl chloride (PVC).
In recent years, our business areas have grown as a result of substantial investments, including several acquisitions. In 1999, we acquired Saga Petroleum ASA, a Norwegian-based oil company, merging Saga’s operations into our oil and energy business area. In 2002, we acquired interests in eight oil and gas licenses on the NCS from the Norwegian State. This acquisition increased our interests in the Oseberg, Tune and Grane fields, where we are the operator. We paid NOK 3.45 billion (USD 415 million) for the license interests which expire between 2015 and 2032. In 2005, we acquired all of the shares of Spinnaker Exploration Company in an all-cash transaction for USD 2.45 billion (NOK 16.5 billion). In March 2002, we acquired all the outstanding shares of VAW Aluminium AG for a total purchase price, including indirect acquisition costs, of EUR 1,911 million (NOK 14.8 billion; USD 1.7 billion). Earlier in that same year, we acquired the French building systems supplier, Technal. A significant portion of the expansion of these two core business areas has been financed through the sale of non-core businesses. In March of 2004, we completed the demerger of our Agri business transferring all assets, rights, liabilities and obligations primarily relating to the Agri business to Yara International ASA.

7    Hydro Information Memorandum
5 The demerger of Hydro and the merger of Hydro Petroleum with Statoil
On 12 March 2007 the Board of Directors of Hydro adopted the plan for the demerger of Hydro and the merger of Hydro’s demerged petroleum activities with Statoil. Correspondingly, the Board of Directors of Statoil adopted the Merger Plan on 13 March 2007. This Merger Plan contemplates the separation of Hydro Petroleum from the remaining business of Hydro, and its combination with Statoil. After the demerger Hydro will consist of aluminium metal, aluminium products, power and other business activities.
This Information Memorandum has been prepared to provide a description of Hydro after the demerger of Hydro in accordance with the Merger Plan.
As mentioned in the “Important Notice” of this Information Memorandum, Statoil has prepared a prospectus and registration statement. The prospectus is subject to SEC review, and is referred to in this Information Memorandum as Statoil’s Preliminary Form F-4 Registration Statement. A description of Hydro Petroleum is provided in the sections “HYDRO PETROLEUM” and “MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of Statoil’s Preliminary Form F- 4 Registration Statement. The combined financial statements of Hydro Petroleum are provided and described in section F-1 “HYDRO PETROLEUM”. Risk factors related to the business of Hydro Petroleum are included in the section “RISK FACTORS, Risks Related to the Business of Hydro Petroleum”. A description of material aspects of the Merger Plan and the Merger is provided in the sections “THE MERGER PLAN” and “THE MERGER”. Risk factors related to or resulting from the Merger are included in the section “RISK FACTORS, Risks Related to the Transaction”.

Hydro Information Memorandum    8
6 Hydro after the Demerger
Following the completion of the recommended Merger expected in the third quarter of 2007, Hydro will go forward as a financially strong aluminium and power company pursuing business opportunities on a global basis. We will be the world’s third largest listed aluminium company, focused on growing profitably through targeted international business development, operational excellence, leading technology and innovative solutions.
6.1 Introduction, summary business information, strategy
6.1.1 Introduction
Our business will consist of aluminium metal, aluminium products, power and other business activities.
In January 2006, we reorganized our upstream and downstream aluminium operations into two separate business areas: Aluminium Metal and Aluminium Products.
Hydro’s Aluminium Metal business consists of Hydro’s upstream activities, principally the production and sale of primary aluminium and casthouse products such as sheet ingot, extrusion ingot and foundry alloys. Our metal activities also include the remelting and processing of scrap and ingot, as well as long-term commercial contracts and all aluminium and raw materials trading activities.
Hydro’s Aluminium Products business consists of the sub-segments rolled products, extrusion and automotive.
•	Rolled products consists of our rolling mills located primarily in Europe. Rolled products also includes our 50 percent interest in the AluNorf hot rolling mill located in Germany.

•	Extrusion consists of our extruded products business focused mainly on the building, construction and transportation industry sectors. Our building systems activities are included in this sub-segment.

•	Automotive consists of our precision tubing, structures and casting operations primarily serving the automotive industry. The automotive sub-segment also includes our magnesium operations.
Our power operations consist of the operation of our hydroelectric power stations and our solar power business activities.
Our other business activities consist of Polymers, our internal service provider, Production Partner, and Industriforsikring, our captive insurance company.
6.1.2 Summary business information
6.1.2.1 Aluminium Metal
Hydro is the world’s fifth largest primary aluminium producer. We are a major worldwide supplier of value-added casthouse products, including extrusion ingots, sheet ingots and foundry alloys. Our 2006 operating revenues were approximately NOK 68 billion, generated by around 5,300 employees in 20 countries.
We produced approximately 1.8 million metric tons (mt) of primary metal in 2006 at plants located in Australia, Canada, Germany, Norway and Slovakia. In total, 3.5 million mt were delivered to the market, including 1.4 million mt of remelted and recycled metal. We believe our competitive position is improving as we continue to reposition our primary metal capacity toward modern, cost-efficient production facilities. In 2007, we expect to make a final decision for Qatalum, a major new primary metal facility in Qatar. Our 50 percent ownership share in Qatalum is expected to add additional capacity of approximately 290,000 mt a year of highly competitive liquid metal by the end of 2010. We are targeting approximately 1.7 million mt of primary metal production in 2007 and 2.0 million mt in 2009 (amounts are net of closed, uncompetitive primary metal capacity).
Aluminium is processed to meet customers’ needs in casthouses. Many of these casthouses are integrated with our primary aluminium plants, and some are located in specialized remelt and/or recycling facilities close to our customers in Europe and the US that provide tailor-made deliveries. In 2006, remelted and recycled metal accounted for about 40 percent of the metal that we delivered to the market. Our casthouse product position in Asia has been strengthened by investments in our primary metal plant in Australia.

9    Hydro Information Memorandum
Alumina, power and labor are the three most important smelter cost elements for the industry. We have ownership interests in alumina refineries providing approximately 55 percent of our alumina needs (Alunorte in Brazil and Alpart in Jamaica). The most important of these interests, Alunorte, is the world’s largest alumina refinery and, we believe, one of the most cost-efficient. Our remaining alumina supply requirements are covered through medium to long-term contracts. Long-term power contracts in Norway provide roughly 90 percent of the energy needs of our Norwegian smelters after the closure of the Karmøy Søderberg line in 2009. We have entered into power contracts covering 100 percent of our energy needs for production at Neuss in the period 2006 — 2008.
6.1.2.2 Aluminium Products
Hydro is an industry leader for a range of downstream aluminium products and markets, in particular the transportation, building, packaging and lithographic market sectors. Our ambition is to be a high quality and value-adding supplier of aluminium products and solutions, with strong positions in markets that provide opportunities for good financial returns. We are currently working to improve the financial performance and cash generation of our downstream operations.
In 2006, we generated revenues of approximately NOK 50 billion from the sale of aluminium products, employing around 19,000 employees in 28 countries. Our operations are primarily located in Europe, where we generated approximately 75 percent of our total operating revenues in 2006. About 16 percent of our total operating revenues were generated from North America in 2006.
Our extrusion operations consist mainly of general soft alloy extruded products and building systems for facades, wall partitions, doors and windows. About 70 percent of our total extrusion revenues in 2006 came from our general extrusion businesses and 30 percent came from building systems. We have wholly-owned extrusion, extrusion-related fabrication and building systems operations located throughout Europe and the US, in addition to units in Brazil and Argentina, smaller units in India, China and Russia, and partly-owned operations in South Africa and Bahrain. Through our global network of extrusion plants we serve local customers with customized profiles and building systems. In 2006, we produced 560 mt of extruded products from our network of extrusion plants.
We are the second largest producer in the European rolling industry in terms of market share, and hold leading positions within high value-added rolled products segments such as lithographic (printing) plates and aseptic foil. In 2006, we shipped just above one million mt of rolled products from our six European plants and our Malaysian plant. More than half of this production was produced in Grevenbroich, Germany, which is also the center of our rolled products’ foil and lithographic sheet operations.
Our automotive business comprises precision tubing, automotive components (structures and casting) and our primary and remelt magnesium production. In 2006, we announced further measures to divest or close under-performing units, and we signed a contract to divest our automotive casting operations that was completed in March of 2007. We are also evaluating alternative opportunities relating to the divestment of our automotive structures business. During 2006, we also decided to exit the magnesium business and announced the closure of our primary magnesium plant in Becancour, Canada and the plan to divest our remaining magnesium remelters in China and Germany. We also plan to evaluate the divestment of a number of smaller extrusion-based units.
6.1.2.3 Power
Hydro is one of the largest producers of power in Norway. The main hydroelectric power plants are located in Telemark, Røldal/Suldal and Sogn, with a normal annual production of approximately 9.0 TWh. Our Nordic electricity portfolio includes owned generation facilities, long-term supply contracts and internal and external sales contracts.
6.1.2.4 Other
Hydro Polymers is involved in all stages of production of the plastic raw material polyvinyl chloride (PVC), and its intermediate products, ethylene, chlorine and vinyl chloride monomer (VCM). We are the largest PVC supplier in the Nordic countries, with a market share of approximately 65 percent.
Industriforsikring, a captive insurance company, is a wholly-owned subsidiary of Hydro. Industriforsikring provides property damage, business interruption, cargo and third party liability insurance coverage for subsidiary companies of the Hydro Group.

Hydro Information Memorandum    10
Hydro Production Partner is extensively involved in production and maintenance support within Hydro and also with external customers.
6.1.3 Strategy
6.1.3.1 Aluminium Metal
Our strategy is to maximize value creation by building a highly competitive portfolio of aluminium assets and being a leader in the aluminium industry. In order to improve and secure sufficient returns on capital employed, we intend to continue our focus on repositioning our upstream operations towards low-cost primary metal capacity and to actively pursue growth opportunities within competitive alumina and primary metal production.
Reposition primary metal capacity
We plan to grow our position in primary metal by making new investments in our upstream operations. We intend to continue to reposition our primary metal production by completing the closure of unprofitable capacity and replacing it with competitive new capacity in areas where energy is available at attractive prices. Our aim is to increase the share of our production that is produced in larger and more efficient smelters. We have increased our share of production at smelters having a minimum capacity of 300,000 mt per year from none in 2000 to approximately 30 percent in 2006 and plan to reach 45 percent in 2010. The expansions of our Sunndal plant in Norway and part-owned Alouette plant in Canada have contributed to an improved relative cost position. Qatalum, the planned smelter project in Qatar, is expected to add substantial cost efficient production capacity following start-up of the plant, which is expected in the last quarter of 2009. The German metal plants in Hamburg and Stade were closed down at the end of 2005 and 2006, respectively. The Søderberg line in Høyanger in Norway was shut down in February 2006, while the Søderberg line in Årdal, also in Norway, is expected to be closed by the summer of 2007.
Increase low cost equity alumina coverage
We continuously focus on reducing the cost of our alumina supply. We meet our alumina needs based on a combination of equity investments in production facilities having competitive, low cost positions and a portfolio of medium- to long-term contracts. In 2006, approximately 55 percent of our alumina needs were covered by equity production. The ongoing expansion of the Alunorte alumina refinery in Brazil (Hydro share 34 percent) has been a key component in our strategy. The third planned expansion at Alunorte is expected to reduce our average alumina costs and increase the amount of annual alumina requirements provided from our equity alumina production to approximately 70 — 75 percent by 2010, when Qatalum is expected to be in full production.
Focus on growth
During the first half of 2006, our aluminium metal business was reorganized to focus on our key strategic goals for this business area: repositioning and growth. Our operational organization has been strengthened, and we have allocated considerable new resources toward identifying and evaluating new growth opportunities. Several new business development opportunities have been identified in order to explore the possibility for new projects within bauxite/alumina and smelting. New proprietary smelting technology is under development to support our growth ambitions, enhance our cost competitiveness and further strengthen our environmental standards.
Operational excellence, incremental production growth
Operational excellence is a top priority, and we intend to continue our focus on the optimization of our existing plant portfolio. Increased output based on better utilization of installed capacity and cost improvement initiatives are key priorities. Our TRI rate1) for 2006 was 6.2 in 2006 compared with 15 in 2002, and we are targeting a 20 percent reduction in 2007.

1)	TRI rate is defined as total recordable injuries per million hours worked.

11    Hydro Information Memorandum
6.1.3.2 Aluminium Products
Hydro’s European extrusion and global building systems operations delivered a strong performance in 2006. However, we announced a restructuring of other downstream operations last year in order to improve the overall operating results for our aluminium products business area. We intend to continually improve the operational performance of profitable businesses and to turn around, divest or close under-performing units. Our focus for our aluminium products business is on cash generation.
Maintain high performance in extrusion and building system activities
We intend to focus on our extrusion-based activities within four defined business sectors: Extrusion Europe, Extrusion Overseas, Building Systems and Precision Tubing. We intend to build a sustainable performance level, and a platform for further business development, based on our existing technological strength and strong market positions within these businesses. Particular attention is being given to improving the performance of our North American extrusion and precision tubing business activities. We are also working to enhance the performance and to further develop our European extrusion operations and building system businesses.
Develop and improve position in rolled products
We view our position in the European rolled products industry as strong, and consider ourselves a global leader in value-added products like lithographic plates and aseptic foil. We also have a strong European position in heat transfer applications. We believe we have a highly competent organization and the technical expertise to enable us to focus on continued growth in selected markets and to improve our cost position. We also intend to play a role in the necessary restructuring of the rolled products industry in Europe.
Restructuring our business portfolio
During 2006 we performed a comprehensive portfolio review that resulted in a defined restructuring program that identified specific units for divestment or closure. A decision was taken to divest our automotive castings business and we are evaluating alternative opportunities relating to the divestment of our automotive structures business, possibly in combination with closures of certain units. In addition, under-performing units within the non-automotive sectors are being evaluated for possible divestment or closure. A decision was also taken to exit the magnesium business. We expect to complete the announced restructurings by the end of 2007.
Plant rationalization and performance improvement
Rationalization programs are being initiated for under-performing units that will remain in the portfolio, with the aim to lift their performance to a viable level. Rationalization programs were initiated in several operating units in 2006, including our extrusion activities in the UK and our precision tubing activities in North America, and we intend to continue the program in 2007. In addition, we have defined and initiated comprehensive improvement programs for all of our business sectors, with the focus on reducing cost and enhancing revenues and margins.
Focus on cash generation
Our strategy is to prioritize cash generation over growth opportunities in the short-term. We intend to keep capital expenditures at a moderate level, to be comprised mainly of investments designed to ensure stable operations and good safety standards and to maintain the value of our remaining assets. We will also focus on maintaining a lean level of operating capital.
6.1.3.3 Power
Optimizing our power activities
Since the liberalization of the Norwegian electricity market in 1991, we have developed our commercial power activities, along with analysis, portfolio and risk management systems. We will continue to focus on optimizing our Nordic electricity portfolio and sourcing of power to our larger consuming plants in the Nordic area and continental Europe. Operating our hydroelectric power plants in Norway as efficiently as possible remains a key priority.

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6.1.3.4 Other
In December 2006, we announced that we are considering a possible divestment or public listing of our Polymer business. We believe it is an appropriate time to create new opportunities for Polymers by re-exploring options for new ownership.
6.2 Business overview
6.2.1 Aluminium Metal
6.2.1.1 Industry overview
Aluminium smelting is a capital intensive, technology driven industry concentrated with relatively few dominant companies. In recent years, China has emerged as a main driver of market fundamentals. Russia is also growing in importance in terms of industry developments. There are two raw material sources for new aluminium products: primary aluminium made from electrolysis of alumina, as well as remelting and recycling of aluminium scrap. Scrap is generated throughout the value chain when producing finished aluminium products and collected in the market place after the use of the products is over. The recycling process requires approximately 5 percent of the energy needed in the electrolytic primary production process, and the properties of the metal are the same. About one third of new aluminium products are made from collected scrap according to the International Aluminium Institute (IAI).
Structural developments
Three major global integrated companies have emerged from the substantial concentration of upstream aluminium activities in the past 10 years: Alcoa, Alcan and Hydro. Industry analysts expect that the consolidation activity within the aluminium industry will continue. In addition to the three integrated companies, there are several large companies that focus mainly on upstream operations — bauxite, alumina and/or primary metal — such as BHP Billiton, based in Australia and the United Kingdom, Rio Tinto Aluminium, based in Australia, and CVRD, based in Brazil. The Russian aluminium industry is being consolidated into one major company as a result of the announced merger of two Russian companies, Rusal and Sual, and the Swiss natural resource group Glencore, which will contribute part of its aluminium business. The new company, United Company Rusal, will control Russia’s entire annual aluminium output approaching 4 million mt, but will have only minor downstream operations. Since the 1990s, China has emerged as a major consumer as well as producer of primary metal. The industry structure in China is still rather fragmented with many small- and medium-sized companies, although the number of players has been reduced more than 40 percent during the last four years. Chalco has evolved as the most significant operator in China, with a 2006 production of about 1,800 million mt. Alcoa has an 8 percent ownership interest in Chalco. Many smaller companies have merged with or been taken over by Chalco.
Growth in aluminium consumption
Aluminium consumption has enjoyed good average growth over the last few decades, partly due to general economic growth and partly due to its substitution for other materials. Total aluminium consumption, primary and recycled based, has been growing at a somewhat higher rate than the development in overall industrial production, while primary aluminium consumption shows a growth rate corresponding to or slightly higher than industrial production. During 2006, the global primary aluminium consumption growth rate was around 7 percent, greatly influenced by a very strong rise in Chinese consumption. Primary aluminium consumption in the western world increased by an estimated 4.5 percent in 2006, compared with 2.5 percent in 2005. Western world production increased by about 2 percent during 2006, compared with 2005. Globally, the increase was about 6 percent, also led by China. Both production and consumption in China continued to increase at a rapid pace, up about 18 percent in 2006 compared with 2005. In 2006 China accounted for about 25 percent of global primary aluminium consumption, contributing about 4 percentage points, or about 55 percent, to the total increase in world consumption. China’s share of global primary aluminium production in 2006 was about 27 percent. Net exports of primary aluminium amounted to approximately 700,000 mt in 2006. Adjusting for net imports of scrap metal, and including net exports of rolled and extruded products, as well as other fabricated products, China was for the first time a net exporter of aluminium, estimated at about 500,000 mt for the year. Chinese production of semi-fabricated aluminium is increasing rapidly, up an estimated 37 percent from 2005 to 2006. This has led to a significant rise in net exports of semi-fabricated products, reaching about 500,000 mt in 2006.
It is uncertain if China will remain a net exporter of primary aluminium in the long-term, but China is expected to concentrate on labor intensive production of semi-finished and fabricated products for export. This would be in line with announced Chinese policy, as demonstrated by the increased export tax for primary aluminium from 5 percent to 15

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percent. Further, it seems likely that China will depend on increasing imports of scrap and off-grade metal to meet domestic needs and as a basis for export of semi-fabricated and finished products. It is possible that domestic aluminium production, together with scrap imports, will not be sufficient to meet the growth in Chinese demand over time, resulting in the need to import primary metal.
Aluminium price developments
Primary aluminium in its basic ingot form is traded on various metal exchanges, primarily the London Metal Exchange (LME). In the long run, prices generally reflect market fundamentals of the physical market as well as underlying cost developments. However, financial investors’ high trading volumes in the derivative markets can have a strong influence on price developments in the short and medium term, occasionally in contradiction with developments in the physical market. Price volatility may therefore be high.
During the last three years, there has been an upward shift in the cost curve for primary aluminium production, triggered mainly by a significant increase in energy prices in historically important producing areas for aluminium. The increase in energy prices is also influencing the cost of, and consequently the price for, alumina, as well as other important cost elements. Even though the estimated long-term aluminium price expectation has been increased, announcements of temporary and permanent closure of aluminium production plants have been made in Europe and the United States, the regions most severely affected by the cost increases. In general terms, aluminium production plants in these regions may be subject to closure if they are unable to renew or replace their power contracts at sustainable terms. However, high aluminium prices, combined with low spot alumina prices, have triggered the restart of certain idle capacity.
New capacity needed to replace closed capacity and to meet increasing future demand is expected to be largely developed in energy rich areas where at least some of the energy resources have limited alternative value in the foreseeable future. Such countries and regions will include the Middle East, Russia, Iceland and some countries in Africa, Asia and South America.
Developments in aluminium inventories
Reported primary metal inventories, defined as producer stocks reported by IAI, metal exchange stocks and Japanese port stocks, decreased by about 250,000 mt during 2006, reflecting a healthy physical market during the year.
6.2.1.2 Primary aluminium production
Production in a primary aluminium smelter
Hydro’s primary aluminium plants are comprised of a reduction plant containing potlines and a casthouse where liquid and remelt aluminium is cast to form value-added products such as extrusion ingots, primary foundry alloys, sheet ingot and standard ingots. In addition, several of our operations include a carbon plant where anodes are formed and baked for delivery to the prebake lines, while some of our plants source their anodes from other plants in our system or from our partially-owned (36 percent) Aluchemie carbon plant in the Netherlands.
We produced primary aluminium at 11 wholly or partly-owned primary aluminium plants in 2006. Our proprietary technology plays an important role in ensuring our competitive edge. We believe it serves as an industry benchmark for environmental performance, and sets high standards for safety and productivity. Many plants operated at record production during 2006. Production at the plants during the three most recent years are reflected in the table below:

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Primary aluminium production (tonnes)

Smelter	Country	2006	2005	2004

Karmøy	Norway	288,000	277,000	278,000
Årdal	Norway	232,000	233,000	222,000
Sunndal	Norway	357,000	362,000	306,000
Høyanger 1)	Norway	60,000	78,000	76,000
Søral (49.9% share)	Norway	82,000	81,000	82,000
Slovalco	Slovakia	158,000	159,000	157,000
Neuss	Germany	226,000	225,000	223,000
Stade 2)	Germany	54,000	60,000	69,000
HAW (33.3% share) 3)	Germany	—	40,000	44,000
Kurri Kurri	Australia	164,000	152,000	155,000
Tomago (12.4% share)	Australia	64,000	63,000	60,0000
Alouette (20% share)	Canada	114,000	96,000	48,000

Total		1,799,00	1,826,000	1,720,000

1)	Shutdown of Høyanger Søderberg production line completed end of February 2006

2)	Shutdown of Stade production completed end of 2006

3)	Shutdown of HAW production completed end of 2005

Stricter emission standards established by the Norwegian Pollution Control Authority (SFT) in accordance with the Oslo and Paris Convention (OSPAR) relating to the use of Søderberg technology are effective at the beginning of 2007. Søderberg technology is based on open cells that produce higher emissions and yield lower productivity than modern prebake cells. We have decided not to upgrade our primary aluminium production facilities that use Søderberg technology in Høyanger, Årdal and Karmøy. We have further decided that investments to replace this capacity will not be made in Høyanger and Årdal, where the resulting closures will reduce our annual primary aluminium production capacity by approximately 70,000 mt in total over the years 2005-2007. The Søderberg line in Høyanger was closed down in February 2006, while the line in Årdal is expected to be closed down by summer 2007.
We were not able to renew or replace the electricity contracts related to our German activities at sustainable terms and conditions after 2005. As a result, we decided to close the plant in Stade and, together with our co-owners, we decided to close the HAW smelter in Hamburg. HAW production was shut down at the end of 2005 and Stade was phased out by the end of 2006, together reducing production by 110,000 mt. These closures, combined with the shutdown of the Søderberg production lines discussed above, will reduce uncompetitive production by a total of 180,000 mt by the end of 2007. Such production has been largely replaced by new, cost-efficient production from the expansion of our Sunndal plant in Norway and the part-owned Alouette plant in Canada.
We have a strong commitment to safety and systematically review and follow several key performance indicators. One of these, the TRI rate (total recordable injuries per million hours worked) for 2006, declined to 6.2 in 2006 compared with 15 in 2002, and we are targeting a further 20 percent reduction in 2007.

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Primary Aluminium Smelters (fully consolidated)
We acquired a substantial number of our primary aluminium plants through two major acquisitions: the acquisition of the Norwegian state-owned aluminium company, Årdal og Sunndal Verk (ÅSV) in 1986 and the acquisition of VAW Aluminium AG in 2002. The Årdal, Sunndal and Høyanger plants were acquired as result of the ÅSV acquisition. The Neuss, Stade and Kurri Kurri plants as well as the interest in the Alouette and Tomago plants were acquired as result of the VAW acquisition.
Karmøy, Norway: Aluminium production in Karmøy started in 1967, and the plant had about 650 employees at the end of 2006. Production lines at the plant consist of two prebake and one Søderberg line. The casthouse at Karmøy delivered 287,000 mt of extrusion ingot and 72,000 mt of wire rod in 2006. The industrial site also contains a carbon paste plant, a R&D center, a rolling mill, extrusion plant and other downstream activities.
SFT has postponed implementation of the new emission restrictions at the Karmøy plant so that they will now become effective in November 2007. Collective emissions from the plant at Karmøy are comparable with the best modern aluminium production facilities in the EU and, taken as a whole, fall within the new SFT limits, thereby supporting the continued operation of the Søderberg facility at Karmøy until the planned shutdown of the Søderberg line at the end of 2009.
In February 2007, an application from the Karmøy plant to continue production on the line until the end of 2009 was declined by SFT. We have appealed this decision to the Norwegian Ministry of the Environment. See “Regulation and taxation — Aluminium regulation — Integrated pollution prevention and control” later in this section for further information on environmental regulation.
Årdal, Norway: Årdal has been producing aluminium since 1948, and the plant had about 600 employees at the end of 2006. Årdal produces primary aluminium on two prebake and one Søderberg line. The two casthouses delivered 194,000 mt of sheet ingot and 120,000 mt of foundry alloys in 2006. Permission to operate the Søderberg line at Årdal has been extended to 1 October 2007. The Søderberg line, which today produces 50,000 mt primary aluminium, will be shut down within this time frame. As part of the restructuring at the metal plant, we have contributed to the development of several new business activities in order to create new employment opportunities in Årdal. In addition, we decided in June 2006 to invest an additional NOK 200 million in our research center in Årdal.
Sunndal, Norway: Aluminium production in Sunndal started in 1954. In 2004, we completed an expansion of our Sunndal plant which is now the largest and, we believe, most modern aluminium plant in Europe. Sunndal produces primary aluminium from two prebake lines and had about 700 employees at the end of 2006. The casthouse at Sunndal delivered 352,000 mt of extrusion ingot and 77,000 mt of foundry alloys in 2006.
Høyanger, Norway: Høyanger started production in 1918 as the first aluminium smelter established in Norway and had about 140 employees at the end of 2006. The plant produces primary aluminium from one prebake line. The casthouse at Høyanger delivered 81,000 mt of sheet ingot in 2006. The Søderberg production line was closed in February 2006.
Neuss, Germany: Neuss, which is Germany`s largest electrolysis plant, started production in 1961, and had about 650 employees at the end of 2006. Neuss produces primary aluminium from three prebake lines. The casthouse at Neuss delivered 329,000 mt of rolled products ingot to the Alunorf rolling mill in 2006, which in turn delivers aluminium coil to Aluminium Product’s foil mill at Grevenbroich. We also remelt 22,000 mt of foil scrap annually from the Grevenbroich rolling mill. This provides an important environmental benefit and improves our competitive position since remelting consumes substantially less energy than production of virgin metal. We have entered into power contracts covering our energy needs for production at Neuss for the period 2007 — 2008.
Stade, Germany: After more than 33 years of continuous production, the metal plant in Stade was shut down in December 2006 due to high power prices. Being the smallest German primary aluminium production facility, with an outdated and labor intensive technology, continuing production at the plant was not viable. The shutdown proceeded according to plan. As of 1 January 2007, Prokon Nord Energie Systeme GmbH has taken over the facilities at the site, including the commitment to offer at least 90 employment positions to Hydro employees in Stade. Over time, Prokon will refurbish and operate several facilities located at the site.

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Kurri Kurri, Australia: Aluminium production in Kurri Kurri commenced in 1969, and the plant had about 500 employees at the end of 2006. Kurri Kurri produces primary aluminium from three prebake lines and completed an upgrade in all operational areas during 2006, including a new carbon baking furnace, modernization of one potline and construction of a new casting facility to produce foundry alloy ingots. Production and safety performance for 2006 set new benchmark standards for the site. Kurri Kurri had the lowest recordable injury rate among our wholly-owned smelters for 2006.
Reductions in PFC (perfluorocarbon) emissions from the plant in 2006 were significant and it is anticipated that the reductions will translate to a noticeable improvement in the Australian national PFC emission level. The upgrade of the casthouse to meet the strong growth in demand for value-added products in the Asia Pacific market was successfully completed during the third quarter of 2006. The investment enables the plant to supply up to 88,000 tonnes of foundry alloys and 110,000 mt of extrusion ingots per year.
Slovalco, Slovakia (55.3 percent share): Slovalco had about 600 employees at the end of 2006 and produces primary aluminium on one prebake line. The plant is geographically well positioned in the middle of the European market. Hydro acquired a majority position in the Slovakian aluminium company in August 2006. The European Bank for Reconstruction and Development (EBRD) owns 10 percent, while the Slovakian company ZSNP holds the remaining 34.7 percent. Slovalco has been fully consolidated in terms of financial results and volumes since 2004.
Primary Aluminium Smelters (non-consolidated)
Søral, Norway (49.9 percent share): The plant had about 400 employees at the end of 2006 and produces primary aluminium on one prebake line.
Tomago, Australia (12.4 percent share): The plant had about 1000 employees at the end of 2006 and produces primary aluminium on three prebake lines. Tomago ranks among the world’s lowest operating cost smelters.
Alouette, Canada (20 percent share): The plant had about 900 employees at the end of 2006, and produces primary aluminium on two prebake lines. In 2002, Hydro decided to participate in the expansion of the plant, making Alouette the largest aluminium plant in North America and among the world’s lowest operating cost primary aluminium plants. The expansion project was completed during 2005 and the increased production is fully reflected in the volumes for 2006.
6.2.1.3 Raw materials
Approximately two metric tons of alumina are required to produce one metric ton of aluminium. Over the last decade, we have mainly based our supply of alumina on a combination of equity investments in production facilities having competitive, low-cost positions and a portfolio of medium to long-term contracts. In 2006, approximately 55 percent of our alumina requirements for primary metal production was provided by such equity investments. Our average cash cost of equity alumina production increased from USD 167 per mt in 2005 to approximately USD 195 per mt in 2006 due to high energy prices, currency effects and high bauxite prices resulting from the increased LME prices. See “Financial review — Overview, operating income, outlook — Aluminium Metal” later in this information memorandum for a discussion on the developments in spot prices for alumina.
Hydro’s major alumina investment is its 34 percent participation in Alunorte, a Brazilian alumina refiner. After an initial expansion of the plant in 2003, annual capacity reached approximately 2.4 million mt, enabling Hydro to secure access to 810,000 mt of alumina per year. During 2006, the second expansion of the Alunorte refinery was completed and increased annual capacity to approximately 4.4 million mt. A third expansion started in 2006 and is targeting an increased total annual production capacity of approximately 6.5 million mt by 2009. We also have a 35 percent equity interest in the Alpart alumina refinery in Jamaica, which has an annual production capacity of approximately 1.65 million mt. In 2010, when the Qatar smelter is expected to be on stream, approximately 70 — 75 percent of our annual alumina requirements is expected to be provided from our equity alumina production. We purchase alumina from Alunorte based on market prices for similar duration contracts. The financial effects of our equity ownership in Alunorte are reflected in earnings from non-consolidated investees.

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In June 2003, Hydro and Comalco, now Rio Tinto, signed one of the largest alumina supply contracts in the history of the aluminium industry. Under the agreement, Rio Tinto will supply Hydro with 500,000 mt of alumina annually from 2006 through 2030.
In addition to the equity interests in alumina production capacity mentioned above and the long-term Rio Tinto contract, we have a number of short-, medium- and long-term purchase contracts to secure alumina for our own smelters. These contracts typically have pricing formulas based upon a percentage of the LME price.
Energy represents on average about 25 to 30 percent of the operating costs associated with primary aluminium production. We have access to self-generated power and have negotiated long-term contracts of 10 to 15 years for a vast majority of our production worldwide with the exception of the German metal plant. German energy prices have increased dramatically over the last years, which is also reflected in the forward market prices. The energy cost for aluminium production in Germany now exceeds the industry average by a factor of 2 to 3.
Nearly all of the electricity needed to operate the Norwegian smelters in 2006 was covered by internal and external contracts. Certain long-term supply contracts with the Norwegian electricity company, Statkraft, expired in the summer of 2006. We have entered into new contacts with Statkraft replacing those contracts through the year 2020. Compared with the expired contracts, the pricing structure of the new contracts has increased energy costs in the second half of 2006. Internal contracts cover about 50 percent of the energy consumption of the fully-owned Norwegian smelters. The pricing structure of internal contracts was changed from 1 January 2006, also increasing energy costs for our aluminium operations. Long-term availability of electricity at predictable prices is considered a prerequisite for the further development of the Norwegian operations, particularly since Nordic spot market prices can be highly volatile.
Anodes used and consumed in the smelting process account for approximately 15-20 percent of the total production cost of primary aluminium. Most of Hydro’s smelters produce anodes at their own on-site facilities. During the last several years we have expanded our capacity of anode production both in our Årdal plant and in our part-owned company Aluchemie in the Netherlands. In addition, we have upgraded the anode facility at our Kurri Kurri plant in Australia.
6.2.1.4 Casthouse products and remelt activities
To optimize our casthouse capacity for the production of midstream aluminium products, we supplement the metal produced by our own smelters with remelt metal. We have established remelt and refining plants for conversion of scrap metal and standard ingot into extrusion ingot and sheet ingot in all major European markets, as well as in the United States. In Europe, facilities are located in Norway, Luxembourg, the United Kingdom, Germany, Spain, Italy and France, as well as at the primary metal plants in Norway, Germany and Slovakia. In addition to remelting scrap returned from customers and purchased from third parties, aluminium standard ingot is procured globally under a combination of short and long-term contracts, with the major sources in the CIS, South America and Southern Africa. Our aluminium metal remelting activities in 2006 accounted for approximately 1.4 million mt.
We have entered into several long-term commercial agreements. These include our technology and remarketing agreement with Rusal, currently providing 130,000 mt per year of extrusion ingot from the Sayanogorsk smelter located in Siberia and an agreement with Talum in Slovenia for 105,000 mt of foundry alloy and extrusion ingot through 2010.
Remelt activity and third-party sourcing represents about half of our external sales of metal each year.
6.2.1.5 Sales, distribution and trading activities
Most of our aluminium is sold in the form of value-added products such as extrusion ingot, sheet ingot, wire rod and foundry alloys to semi-fabricating plants such as extruders, rollers, wire and cable mills, as well as foundries in Western Europe and in the United States. The main consumer segments are transportation, building/construction and packaging. The major consuming countries in Western Europe are Germany, France, the United Kingdom, Italy and Spain. We have consistently strengthened our commitment to customer service and increased the efficiency of our production systems. Our regional market teams have competencies within technical and commercial service, research and development, logistics, contract administration and scrap conversion.
Trading is an extension of our internal sourcing activity of raw materials. The trading activities contribute to optimizing capacity utilization within our own system as well as reducing logistical costs by sourcing from a variety of sources. Our trading activities consist of physical metal purchases and sales, as well as trading on the LME. The main trading product

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is aluminium standard ingot, which is the global aluminium product on which price quotations on the LME and other metal exchanges are based. We also enter into purchase and sales contracts on alumina to optimize our physical alumina portfolio on a short- and medium-term basis. Alumina is often used in combination with metal trading and sourcing activities, for example, by supplying a third-party smelter with alumina and receiving metal as compensation.
6.2.1.6 High purity aluminium
We produce and sell high purity aluminium products, which are mainly used in the electronics industry in products like electrolytic capacitors, semiconductors and flat panel displays.
6.2.1.7 Projects
Qatalum
The Qatalum project, a 50 percent joint venture with Qatar Petroleum to construct a new primary aluminium plant in Qatar, is progressing according to schedule. A final decision by the partners to proceed with the project is expected to be taken in July 2007. Construction is scheduled to begin in November 2007 and liquid metal production is expected to commence in the fourth quarter of 2009. Qatalum will be the largest greenfield primary aluminium plant ever built, and is an important element in our strategy to reposition our upstream aluminium operations. Primary aluminium capacity is expected to be 585,000 mt annually (100 percent) when the plant is fully operational, and future expansion potential could increase production by up to 1.2 million mt per year. The total project includes the potrooms, anode production, two casthouses, a gas-fired power plant and port facilities.
The estimated capital investment for the total Qatalum project is approximately USD 4.5 billion. Operating costs are expected to be among the lowest in the industry, making Qatalum a highly competitive smelter. A key strength is Qatalum`s dedicated electrical power generation plant that will be supplied with gas from Qatar Petroleum under a long-term gas contract.
The Qatalum casthouses will have the capacity to deliver all metal produced as value-added products, serving customers in Europe, Asia and North America.
Other project developments
In order to deliver on our strategy for repositioning and growth of our upstream aluminium metal business, a number of projects and opportunities are being evaluated globally. A key priority in 2007 will be to further mature opportunities within the areas of bauxite, alumina and aluminium smelting.
We have entered into memoranda of understanding (MoUs) for primary aluminium projects targeting primary aluminium projects in Angola and Russia, and two MoUs have recently been signed in Asia - one for a greenfield bauxite and alumina project and one for a greenfield primary aluminium project. We have also entered into an agreement with the Greenland Home Rule to examine the possibilities for a primary aluminium plant in Greenland.
6.2.2 Aluminium Products
6.2.2.1 Industry overview
Aluminium is a highly competitive business, challenged by substitution materials like steel, plastics, composites, wood, glass and magnesium. In addition, there is strong competition among the various aluminium producers with regard to product development, new solutions for customers and continuous cost reductions. Aluminium is used in a variety of applications in several industries. The major consumer segments are transportation, building/construction and packaging. Transportation is expected to show the largest growth. The major consuming areas are North America, Western Europe and China. We expect continued healthy longer-term growth in aluminium consumption in both Western Europe and North America. However, China and other emerging markets are expected to be the main drivers behind a significant growth in global aluminium consumption during the next decade. See also “Aluminium Metal — Industry overview — Growth in aluminium consumption” in this section regarding developments in China relating to production and export of semi-fabricated aluminium products.

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Industry structure
Over the last decade the downstream aluminium industry has evolved significantly, with consolidations as well as selected spin-offs from large integrated aluminium companies. All three major global integrated aluminium companies, Alcoa, Alcan and Hydro, have made or announced significant restructuring of their downstream portfolios. In 2005, Alcan spun off a major part of its rolled products business into the new company Novelis. Alcoa signed a letter of intent with Orkla’s Sapa Group to create a joint venture that would combine its soft alloy extrusion business with Sapa’s Profiles extruded aluminium business in late 2006, with the intention of bringing forward an initial public offering of the combined entity. Hydro decided in 2006 to divest its automotive castings business and is evaluating alternative opportunities relating to the divestment of its automotive structures business. In addition to the integrated companies and a few major independent semi-fabricating producers, the structure in fabricated and finished products is more fragmented. Industry analysts expect that the restructuring activity within the downstream aluminium industry will continue, including a shift in capacity build-up towards the emerging high-growth markets. In February 2007, Hindalco, India’s largest non-ferrous metal company and Novelis entered into an agreement for Hindalco to acquire Novelis.
Developments within the flat rolled products industry
Today, there is an overcapacity in the Western European flat rolled products industry. Combined with rising energy costs and high labor costs, this prevents a satisfactory margin for some product segments. A similar situation exists within the North American industry. Due to more favorable cost structures and more than a proportional share of the global growth in emerging markets, it is expected that new capacity will originate from countries outside Western Europe and North America, most notably in Asia. The expected annual growth in global demand for flat rolled products from 2005 to 2010 is 4.5 percent.
Developments within the extruded products industries
In Europe, the five largest producers of extruded products represent approximately 40 percent of the market in terms of shipments. The remainder is very fragmented with about 220 mainly independent producers representing roughly 55 percent. Only about 5 percent comes from imports. A major share of the market is considered to be local, often based on a national level, although an increasing amount of business is carried out on a pan-European basis. There is also a small increase in low cost imports. Increasingly, new capacity is originating from Eastern Europe, and, to a limited degree, is being replaced by low cost capacity outside Europe. Overall there is overcapacity in most of the European markets. However, partly due to a relatively variable cost structure, the current margins within the industry allow the most efficient producers to earn returns at sustainable levels. A gradual further consolidation is expected within the European industry, as well as a stronger drive among the existing producers towards developing value-added business.
The North American extrusion industry is somewhat more consolidated than the European industry, with the five largest producers representing about 60 percent of the market in terms of shipments and 15 percent served by another 5 medium sized domestic producers. Ten percent of the market is based on imports, mainly from Asia and South America. The margins are under pressure both from overcapacity as well as an increasing level of imports. As a result, a further restructuring is expected within the North American extrusion industry.
The expected annual growth in global demand for extrusions from 2005 to 2010 is 4.9 percent.
6.2.2.2      Operational information

Aluminium Products sales volumes

Tonnes to external market (1,000 mt)	2006	2005	2004

Aluminium extrusions*	640	600	635
Aluminium flat rolled products	1,000	950	945
Magnesium	86	103	101

*	Includes extrusion volumes in Extrusion, Precision Tubing and Structures

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6.2.2.3 Rolled Products
We are the second largest producer in the European rolling industry with an estimated 2006 market share of approximately 17 percent in Europe based on external shipments of about 1 million mt of rolled products, of which 790 thousand mt is sold in Europe. We have key positions within high value-added rolled products segments such as lithographic (printing) plates and liquid packaging. Hydro has a 50 percent ownership interest in Aluminium Norf GmbH (AluNorf), which is the world’s largest hot rolling mill. Most of our products from AluNorf are further processed in our nearby plant in Grevenbroich before being delivered to customers. Grevenbroich is also the center of our rolled products foil and lithographic sheet operations. The table below shows the ownership interest and sales volume per main site in our rolled products production system in 2006.

Rolled Products production sites

	Ownership	2006 sales
	percentage	volume (1,000 mt)

Norf/Grevenbroich, Germany	50/100	575
Hamburg, Germany	100	150
Slim, Italy	100	80
Inasa, Spain	100	25
AISB, Malaysia	81	15
Karmøy, Norway	100	70
Holmestrand, Norway	100	85

Total, excluding internal sales		1,000

Our rolled products business, like the overall rolling industry, produces a wide variety of products for different industries and with varying product margins. Important success factors within the rolling industry are optimizing the product mix and capacity utilization, as well as streamlining the production system. Because the rolling industry is capital intensive, high capacity utilization (volume) is important to reach an acceptable fixed cost per mt. This must be balanced with optimizing margins and product mix. Capacity utilization in the industry varies between the products. In general, there is overcapacity within part of the strip business while we have a high capacity utilization within our higher value foil and lithography businesses. We pursue specialization of our plants in order to further improve efficiency, as well as upgrading and de-bottlenecking of production lines and selling, general and administration cost reduction efforts. In addition, we are holding capital investments at a moderate level and working on reducing inventories as part of our overall focus on cash generation and lean operations.
Our customer base includes customers in the packaging, automotive, transport, building, engineering, electrical and printing industries. A major part of our sales function is organized centrally along product lines. Such organization enables optimization of sales, planning and production in the total system.
Our rolled products business is organized in three business units serving different market segments, which in 2006 had the following sales volumes to external customers:

Rolled Products sales volumes

Tonnes to external market (1,000 mt)	2006	2005	2004

Lithography	165	165	150
Foil	155	155	155
Strip	680	630	640

Total flat rolled products	1,000	950	945

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As a result of improved market conditions and improved productivity in our operations, as well as a consistent focus on quality and service, we experienced a growth of 5 percent in total shipments in 2006, compared with 2005.
The lithography market is characterized by a high degree of concentration for both demand and supply. Shipments in 2006 for our lithography business unit stabilized at last year’s level. We believe that we are well positioned to continue to expand our customer base and meet expected increased competition within this market sector. In 2006, shipments for our foil business were also in line with 2005. Within key foil segments, such as liquid packaging, we hold leading global positions.
Our strip business is characterized by higher volumes and lower margins compared to the other units within our rolled products operation. For this business, high capacity utilization and production efficiency are particularly important. The current strategy for this business is to optimize our combined rolled products production and market system to realize the full potential of the overall operation. Following improved market conditions, our shipments of strip products increased 8 percent in 2006 compared to 2005.
During 2006, we upgraded the hot rolling mill and installed a state-of-the-art cold rolling mill in our plant in Italy as part of our performance improvement programs.
Most of the metal required for our production of rolled products is sourced internally. In addition, process scrap from customers and scrap collected from the market are remelted together with our own process scrap. Internal metal supplies are priced on an arm’s-length basis with reference to the LME price. External supplies of rolling ingot were approximately 10 percent of Hydro’s total need in 2006.
6.2.2.4 Extrusion

Extrusion sales volumes

Tonnes to external market (1,000 mt)	2006	2005	2004

General Extrusion Europe	305	270	285
Building System	80	75	75
Extrusion Americas	145	145	140

Total extrusion	530	490	500

Our extrusion business mainly consists of general extrusion activities, organized in two separate business sectors, one within Europe and one outside Europe, and our building systems activities organized as a separate business sector.
General extrusion and value-added activities
Hydro supplies custom-made general extrusions of soft alloy aluminium to a broad range of market segments. We have major operations throughout Europe and the US, as well as in Brazil and Argentina, in addition to minor operations in Asia and Africa. We hold a leading position in Europe and estimate our market share at 14 percent for 2006. In North America, we believe we are the third largest operator with a market share of 7 percent in 2006. In South America, we believe our plants in Brazil and Argentina are both solid footholds that will provide a basis for future developments in the region.
We also operate a range of value-added activities such as surface treatment (e.g. anodizing, liquid painting and powder coating) and fabrication activities, as well as components and finished products businesses. These activities represent an increasingly important part of our extrusion-related activities and are key elements in the further strategic and financial development in our markets.

Hydro Information Memorandum    22
A key to the success of our extrusion business is our network of smaller, relatively independently operated extrusion plants where decentralized organizations ensure good market alignment and close contact with customers and where plants actively use internal benchmarking and apply best practices to ensure continuous improvements in the flexibility and efficiency of operations. In 2006, our total production of extruded products from all sectors including automotive was approximately 660,000 tons.
Building systems
Our building systems operations supply complete design and solution packages to metal builders, enabling them to supply both the commercial and residential building markets with products such as facades, partition walls, doors and windows, as well as other building applications through our three main brands: Technal™, Wicona™ and Domal™. We also consider ourselves a leader within the very fragmented building systems market in Europe.
We believe that our network of building systems brands and geographic locations represents an important competitive strength in terms of sharing development, technology, product portfolios and procurement. Our strategy is to combine these global attributes with local knowledge and presence to enable us to deliver a good service to each of our individual customers.
6.2.2.5 Automotive
Hydro’s automotive business comprises our precision tubing and automotive components business sectors, as well as our magnesium business unit. The automotive components sector includes our structures and engine casting business units. The business sectors and business units include all related worldwide operations and activities.

Automotive sales volumes

1,000 tonnes to market	2006	2005	2004

Precision Tubing	65	60	70
Structures	40	50	65
Magnesium	85	100	100

Our automotive structures unit supplies extrusion-based crash management applications such as bumper beams and crash boxes. Our engine castings unit is one of a few independent — that is, not affiliated with an automotive manufacturer — suppliers of aluminium cylinder heads and engine blocks in Europe and North America. As part of our announced intention to restructure and improve our downstream aluminium business operations, we decided during 2006 to exit the automotive structures and casting businesses. Towards the end of 2006 we entered into agreements to divest our automotive casting business unit and our 49 percent stake in Meridian Technologies Inc, the world’s largest supplier of die-cast magnesium components to the automotive industry. The transactions were finalized in early March 2007. We are also considering alternative opportunities to divest our automotive structures business unit with the aim to complete that process by the end of 2007.
Our magnesium business consisted of our primary magnesium plant in Becancour, Canada and our remelt operations in Norway, Germany and China. As part of our restructuring, we also decided to exit the magnesium business. In 2006, we decided to close our primary magnesium plant in Becancour, Canada and our magnesium remelt plant in Porsgrunn. The remelter in Porsgrunn was closed during the first half of 2006 and the plant in Becancour will close by the end of first quarter 2007. Divestment processes have been initiated on our remaining magnesium remelt operations in Germany and China.
Our Precision Tubing business sector makes products used primarily within radiators, evaporators, fuel coolers and liquid lines. We have a significant market presence in Europe, North and South America as well as China, thus being the only player with operations in all major regions. We have four European operations located in Denmark, Belgium, UK and Germany and three plants in the US: one in Florida and two in Michigan. In addition, we have one operation in Brazil and, in August 2006, we commenced production in our new precision tubing plant in Reynosa in northern Mexico. We also have a precision tubing plant in China that started production in May 2005. This business sector, especially the North American part of our operations, is undergoing a significant rationalization program to improve its operational and

23    Hydro Information Memorandum
financial performance, through cost reduction programs at the plant level. Moreover, a plan for ramp-up of recently installed production capacity in Mexico and China is in place and we are evaluating some smaller portfolio adjustments.
6.2.3 Power
Our power operations are mainly comprised of hydroelectric power plants located in Telemark, Røldal/Suldal and Sogn in Norway. A separate concession applies to each hydroelectric power plant. Hydroelectric power plants representing approximately two-thirds, or 6.0 TWh per year, of our normal production capacity will revert to the Norwegian government under the present legislation1) without compensation at the expiration date of each concession. The year of expiration of the individual concessions ranges from 2022 to 2051. Our title concessions on the remaining part of the hydroelectric production capacity, of approximately 3.8 TWh per year, do not contain a compulsory reversion to the Norwegian government.
The table below reflects our power production and the volumes acquired under long-term purchase contracts in Norway for the last three years.

Power Production

(in TWh)	2006	2005	2004

Power production	8.3	10.8	8.1
Acquired under long-term contractors for Hydro’s industrial use	7.3	7.0	7.0

As reflected in the table above, power generation in 2006 was lower than 2005 due to lower than normal precipitation from January until October of 2006. Power acquired under long-term contracts in 2006 included 94 GWh generated from the Havøygavlen wind power plants and 12 GWh generated from Svartdalen, a small hydroelectric power station.
We are a large consumer of power, and the power supply needs for our own industrial plants is larger than our own power generation. To meet the total demand, we have entered into long-term purchase contracts, the majority of which are with the Norwegian state-owned power company, Statkraft. These long-term contracts provide assurance of the availability of and predictable prices for a certain quantity of power. In 1997, we entered into an agreement with Statkraft to purchase electricity from 2000 to 2020. The agreement replaces supplies under existing long-term contracts, which terminate during the 2006-2010 period.

1)	The legislation regarding reversion is under revision.
6.2.4 Other
6.2.4.1 Polymers
Hydro Polymers is involved in all stages of production of the plastic raw material polyvinyl chloride (PVC), and its intermediate products, ethylene, chlorine and vinyl chloride monomer (VCM). We are the largest PVC supplier in the Nordic countries, with a market share of approximately 65 percent. In the United Kingdom, we rank first with approximately 42 percent of the market. The PVC industry in Europe is relatively fragmented, reflecting the industry’s development on a national, rather than a European, basis. We have an advantage in being backward integrated into ethylene and with production located in close proximity to our Scandinavian customers with which we have long-term relationships.
Hydro has a 29.7 percent interest in Qatar Vinyl Company Ltd., which operates a petrochemical plant at Mesaieed Industrial City, Qatar. The plant has an annual capacity of 300,000 tonnes of VCM, 210,000 tonnes of ethylene dichloride and 360,000 tonnes of caustic soda. In China, we have a 35.2 percent interest in Suzhou Huasu Plastics Co., Ltd., which produces PVC film and has a suspension PVC (S-PVC) capacity of 130,000 tonnes per year. We also have a 26.2 percent interest in CIRES, a PVC resin and compound manufacturer in Portugal.

Hydro Information Memorandum    24
In December 2006, we announced that we are considering a public listing or possible divestment of Hydro Polymers. We believe it is an appropriate time to create new opportunities for Polymers by re-exploring options for new ownership.
Raw materials and production
We have a 50 percent ownership interest in an ethylene cracker through our joint venture interest in Noretyl AS. The cracker is integrated with our chlorine and VCM production facilities located at Rafnes, in Norway. The production efficiencies inherent in an integrated production process contribute to higher margins compared to margins of competitors that rely on purchased ethylene. Noretyl produced 522,000 tonnes of ethylene in 2006. This was a record production, mainly as a result of the substantial debottlenecking project undertaken in the previous year. We now cover most of our ethylene needs from the production from Noretyl.

Petrochemicals production (in tonnes)

	2006	2005	2004

Base products
VCM	645,000	566,000	541,000
Casustic soda	406,000	306,000	260,000
Polymers
S-PVC	543,000	484,000	496,000
P-PVC	97,000	85,000	82,000

Total polymers	640,000	569,000	578,000

PVC compounds	129,000	120,000	132,000

We manufacture PVC at Hydro Polymers AS (Porsgrunn, Norway), Hydro Polymers AB (Stenungsund, Sweden) and Hydro Polymers Ltd. (Aycliffe, United Kingdom). The Nordic sites produce suspension PVC (S-PVC) and paste PVC (P-PVC), while the UK site produces S-PVC and PVC compounds. Compounds are S-PVC with additives in a variety of grades to meet customer specifications. There is also a small compounding plant at Halsingborg, Sweden. VCM is produced at Hydro’s Rafnes and Stenungsund plants.
Ethylene feedstock for the Rafnes facility is supplied by long-term NGL contracts from a number of North Sea fields covering approximately 80 percent of required volumes. The expansion at Noretyl and the new long-term NGL contracts have improved the long-term competitiveness of the ethylene plant.
During the last half of 2006, the old diaphragm chlorine plant at Rafnes, Norway was converted to membrane technology. The conversion, together with the completion of the new membrane technology chlorine plant at the site late in 2005, increased the production of caustic soda by 100,000 mt for 2006, compared with 2005.
We transport raw materials and intermediates between our plants in Rafnes, Stenungsund and Aycliffe. The new ethylene capacities from the Noretyl plant and self-sufficiency on chlorine from the new chlorine plant at Rafnes, Norway, have reduced the amount of internal transfers of raw materials and thus increased efficiency and reduced transportation costs.

25    Hydro Information Memorandum
Sales and distribution
PVC and PVC compounds are mainly sold by our own sales organization. Distribution is mainly by truck. Pipe grade S-PVC is considered to be a commodity product, while there is considerable product and price differentiation in other S-PVC applications. P-PVC is a specialty product influenced only to a limited extent by S-PVC price developments.
Caustic soda, a by-product of chlorine production, which is used by a variety of industries such as paper and pulp, alumina and soap production, is sold to customers in Europe and North America mainly through our own sales organization. Distribution is by vessel, rail or truck. In addition to our own production, we trade moderate quantities of caustic soda in the same markets.

Average market quoted prices in Northwest Europe

	2006	2005	2004

Ethylene delivered – euro/tonne	862	732	629
VCM — Spot export fob USD/tonne	843	748	722
S-PVC delivered – euro/tonne	952	847	853

6.2.4.2 Other
Industriforsikring provides property damage, business interruption, cargo and third party liability insurance coverage for subsidiary companies of the Hydro Group. Industriforsikring also provides similar coverage for several related companies where we own a substantial equity interest. Industriforsikring has an extensive reinsurance program and has maximum exposure per policy varying from NOK 2.5 million for cargo insurance up to NOK 85 million for third party liability claims exceeding NOK 1,675 million. Industriforsikring is also a member of a mutual insurance pool in order to reduce the cost of insurance coverage it provides to our operating units. The operations of Industriforsikring are not substantial to our overall business and the exposure to uninsured risk is not material.
Hydro Production Partner is extensively involved in production and maintenance support within Hydro and also with external customers. The main activities are in Norway. The operations include approximately 1,500 employees. Hydro Production Partner was established as a wholly-owned subsidiary as of 31 December 2005.
Other business also includes support services such as procurement, accounting, communication and human resources, as well as operation of the industrial and business parks in Norway.
6.3 Regulation and taxation
6.3.1 Aluminium regulation
Environmental matters
Hydro’s aluminium business is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, the storage, treatment and discharge of wastewater, the use and handling of hazardous or toxic materials, waste disposal practices, the marketing and sale of chemicals, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant.
Aluminium production is an energy-intensive process that has the potential to produce significant environmental emissions, especially air emissions. Carbon dioxide, a greenhouse gas, is a major emission from primary aluminium production. The European Commission has adopted a directive that limits carbon dioxide emissions from a broad range of industries and establishes an internal emission trading system. So far, the aluminium industry has not been included in

Hydro Information Memorandum    26
the emission-trading directive, but has been exposed to the EU emission trading system through the indirect effects of regulation of the power generation industry and the resulting increase in power prices.
In the European Union and other jurisdictions, various protocols address transboundary pollution controls, including the reduction in emissions from industrial sources of various toxic substances such as poly-aromatic hydrocarbons, and the control of pollutants that lead to acidification.
The European Union has a framework of environmental directives integrated into the Water Framework Directive (2000/60/EC) regarding discharges of dangerous substances to water. The implementation of the directive has started in Europe and must be finalized by 2009. The manner in which this directive will be interpreted and enforced cannot be predicted. However, based upon the information currently available, Hydro’s management does not believe it will have a material negative impact on its business. The United States has a regulatory permit system limiting the discharge from facilities to water bodies and publicly owned treatment works, as well as regulations to prohibit discharges of hazardous substances into groundwater.
Hydro has a number of aluminium facilities that have been operated for a number of years or have been acquired after operation by other entities. Subsurface contamination of soil and groundwater has been identified at a number of such sites and may require remediation under the laws of the various jurisdictions in which the plants are located. Hydro has reserved amounts for sites where contamination has been identified that, based on presently known facts, it believes will be sufficient to pay the cost of remediation under existing laws. Because of uncertainties inherent in making such estimates, it is possible that such estimates could be revised and increased in the future. In addition, contamination may be determined to exist at additional sites that could require future expenditure. Therefore, actual costs could be greater than the amounts reserved.
Hydro believes that it is currently in material compliance with the various environmental regulatory and permitting systems that affect its facilities. However, the effect of new or changed laws or regulations or permit requirements, or changes in the ways that such laws, regulations or permit requirements are administered, interpreted or enforced, cannot be predicted.
Oslo and Paris Commission (OSPAR)
The Oslo and Paris Convention for the Protection of the Marine Environment of the North-East Atlantic has resulted in new discharged levels for the aluminium industry related to the prevention of marine pollution, which are scheduled for implementation by all signatories to the Convention before 2007. In accordance with the Oslo and Paris Convention regulations, the Norwegian Pollution Authority has issued stricter emission permits for primary aluminium plants. As a result, the Søderberg primary aluminium production line in Høyanger was shut down in February 2006, and the Søderberg line in Årdal is expected to be closed by the summer of 2007.
Integrated pollution prevention and control
Under the EU Directive on Integrated Pollution Prevention and Control 1996/61/EC (the “IPPC directive”), from October 2007 existing industrial installations will require national operating permits, which will be based on best available techniques (BAT) for pollution prevention and control. The directive already applies to all new installations. The European Commission has issued a guidance document relevant for the aluminium industry: Best Practice Reference (BREF) for the Non-Ferrous Metals Industries (2001). In 2000, Norwegian authorities determined stricter emission limits for the aluminium industry in Norway applicable from 1 January 2007 in line with the IPPC directive. Hydro’s aluminium production facilities comply with the new requirements except for the facilities at Årdal and Karmøy, which have applied for and been granted an extension until 1 October and 30 October 2007, respectively, to comply with the new emission requirements. The applicable BAT is expected to be revised by the EU in 2007. We believe Hydro’s aluminium production facilities are positioned to comply with future expected requirements from both the European and the Norwegian authorities.
Climate gases
The EU Emissions Trading directive 2003/87/EC establishes a scheme for trading greenhouse gas emission allowances. The directive introduces limited allowances of carbon dioxide from emissions for combustion plants and certain specified industry sectors effective as of 1 January 2005, and has established a trading system whereby regulated facilities may procure and sell allowances depending on whether their emissions exceed or fall below the allowances allocated to them. The implementation of this directive in Germany, which resulted in a major pass-through of CO2 allowance prices by producers to customers, together with little progress in energy market liberalization throughout Europe, has led to

27      Hydro Information Memorandum
significant and perhaps unintended increases in the price of power, which again have necessitated restructuring throughout Germany’s aluminium industry. All EU Member States’ national authorities have set up National Allocation Plans and registries of carbon dioxide emission allowances. The European Commission is in the process of approving the National Allocation Plans for the trading period 2008-2012.
This EU directive is also relevant for the EEA. The Norwegian Government has announced that Norway will join the EU Emissions Trading Scheme from 1 January 2008 and is currently negotiating with the EU Commission the necessary adjustments in order to implement the EU Emissions Trading directive in the EEA. The precise details of the Norwegian National Allocation Plan are not yet available. The aluminium industry is not expected to be included before, at the earliest, 2013, when the third trading period is expected to start. We believe Hydro’s aluminium operations are positioned to comply with the new requirements, when applicable.
The directive presently impacts production costs at Hydro’s facilities in the EU indirectly through increased electricity costs.
EU Aluminium tariffs
The EU has an import duty of six percent on non-EU imports of primary aluminium. The EEA, of which Norway is a member, is exempt from such duty for aluminium metal produced in the EEA.
The World Trade Organization (WTO) round of negotiations on tariff and non-tariff barriers on industrial products may ultimately lead to a reduction, if not elimination, of aluminium tariffs. However, it is likely that changes arising from WTO commitments will not be phased in until 2008, at the earliest. Thus, the WTO negotiations are not expected to have a substantial impact on Hydro in the near future. The import duty, however, has been subject to debate within the European Union. The Federation of Aluminium Consumers in Europe, which represents some aluminium-consuming industries in the EU, has been pressing the EU authorities for the removal of the EU’s aluminium tariff for the past several years. The EU Commission has in January 2007 presented a proposal to reduce the duty from six percent to three percent retroactively from 1 January 2007, and to eliminate it completely from 1 January 2009. The EU member states are currently discussing this proposal. While the reduction of the duty to three percent from 2007 seems to have general support, its abolition from 2009 is more controversial. A final decision could be taken later in 2007.
Energy taxation
An EU directive on the taxation of energy products became effective on 1 January 2004. The directive expanded the minimum tax system of energy products from mineral oils to all energy products, including coal, coke, natural gas and electricity, and sets forth a minimum level of taxation of energy products in the EU. The directive has so far not made an impact on our operations, since the taxation level in Germany is higher than the level provided by the directive, and our electrolysis production in Norway is exempted from the implementation of this directive in the EEA.
Chemicals legislation – REACH
The new European Union Regulation (EC) No 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (known as “REACH”) was adopted in late 2006. Aluminium is covered by this regulation, which will enter into force in the European Union on 1 June 2007. The regulation will become applicable in Norway through the EEA-agreement, but the effective date has not been determined. Indications are that Norway will be implementing it at the same time as the EU.
The main aim of REACH is to protect the European citizen and the environment from exposure to hazardous chemicals. This will be achieved by requiring producers and importers of chemicals to register them formally and to evaluate their health and safety impacts. In some cases, REACH may require producers and importers to replace hazardous chemicals with those of less concern. Registration of chemicals will be a lengthy process (over a number of years) and will be prioritized by volumes produced.
Although REACH compliance is in its early stages of planning, we expect Hydro Aluminium to be prepared to meet the legal requirements under REACH.

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6.3.2 Power taxation
Ordinary Income Taxes
Profits from Hydro’s hydroelectric power production in Norway are subject to ordinary corporate income tax, currently at 28 percent. Revenue for ordinary income tax purposes is based on realized prices. Dams, tunnels and power stations are for tax purposes depreciated linearly over 67 years, and machinery and generators over 40 years. However, such fixed assets are depreciated over the concession period if that is shorter. Transmission and other electrical equipment is depreciated at a 5 percent declining balance.
A company’s ordinary income tax for hydroelectric power plants is assessed on an aggregate basis and may be tax consolidated with other activities in Norway. A natural resource tax of NOK 0.013 per KWh is currently levied on hydro-generated electricity. The tax is fully deductible from the ordinary income tax of the company.
Resource rent tax on hydroelectric power plants
A special resource rent tax is imposed on hydroelectric power production in Norway, which is a tax on profits above a certain rate of return and is additional to the ordinary income tax. The tax rate is currently 27 percent and it is assessed individually for each hydroelectric power plant (i.e., ring-fenced taxation). Unlike the ordinary income tax, financial costs are not deductible against the basis for the resource rent tax. Uplift is a special deduction in the net income computed as a percentage of the average tax basis of fixed assets (including intangible assets and goodwill) for the income year. The percentage, which is determined annually by the Ministry of Finance, essentially provides for a certain return on fixed assets that is not subject to the resource rent tax. The percentage used to calculate the uplift for 2006 was 7.2 percent.
Revenue for resource rent tax is, with certain exceptions, not calculated based on realized prices but on the plant’s hourly production, multiplied by the area spot price in the corresponding hour. Revenues from power supplies used for a company’s own industrial production facilities and from sales under certain long-term contracts are not subject to spot price assessment. As most of Hydro’s hydroelectric production is used for its own industrial production or sold under qualifying contracts, only a minor portion of the production is subject to spot price taxation. Revenue from power production supplied to Hydros’s own industrial use in Norway was, for the purpose of calculating the resource rent tax, assessed at 188.45 NOK/MWh in 2006.
Losses in the resource rent assessment can be carried forward indefinitely against future resource rent income from the same power plant. Losses carried forward are increased by accrued interest.
6.3.3 Other regulation
Environmental matters
Hydro’s chlorine plant in Stenungsund uses mercury in the production process. As a result of actions taken by the Swedish authorities, all industrial uses of mercury should cease by 2010. As a result, a provision of SEK 74 million has been accrued to cover potential clean-up costs. In addition, it is intended that all elementary mercury and waste containing mercury above threshold values will be removed and stored in a secure environment by 2015. An accrual of SEK 120 million has been made for this. There are still some uncertainties regarding economic, technical and practical aspects of the final treatment and deposition of such waste, and the accruals are based on qualified best estimates made by an external environmental consulting firm.
Polyvinyl chloride, or PVC, has been the focus of environmental groups due to alleged negative health and environmental effects arising from the production and use of PVC. Scientific research has indicated that much of this criticism is unjustified. However, because the requirements imposed by laws and regulations are frequently changed, laws and regulations enacted in the future, including changes to existing laws and regulations, could adversely affect Hydro Polymers’ business.
The new REACH regulation will affect Hydro Polymers together with the whole of the European chemicals industry (see also “Aluminium regulation” in this section). Polymers including PVC are presently excluded from the regulation but are likely to be included at a later stage. However, chemicals used in the manufacture of PVC and additives used in formulating PVC compounds are presently included. Hydro Polymers is presently assessing the impact of this legislation on our business with the aim to minimize any negative impact and, where possible, to gain a market advantage against our competitors.

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In addition, Hydro Polymers is subject to other environmental laws and regulations in the different jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, the storage, treatment and discharge of waste waters, the use and handling of hazardous or toxic materials, waste disposals practices, and the remediation of environmental contamination. The cost of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant.
6.4 Financial review
6.4.1 Introduction

Operating income (loss)

NOK million	2006	2005	2004

Aluminium Metal	6,362	2,694	785
Aluminium Products	(83)	(370)	1,072
Power	1,185	1,123	741
Other activities	1,229	(88)	274
Corporate and elimination	(885)	1,064	(854)

Total	7,808	4,423	2,018

Operating income for 2006 rose to NOK 7,808 million, up from NOK 4,423 million in 2005. Operating income for 2006 included NOK 890 million related to impairments and other costs resulting from the restructuring of our aluminium products operations. Operating income for 2005 included impairment losses of NOK 1.2 billion relating to our magnesium and rolled products businesses.
We made good headway developing our aluminium businesses during the year. The restructuring of our aluminium products operations progressed well during the year and our efforts to significantly improve our smelter cost position are on track.
6.4.2 Overview, operating income, outlook
6.4.2.1 Aluminium Metal
Overview
Hydro’s aluminium metal business achieved record high operating income for 2006 of NOK 6,362 million, mainly due to the significant increase in realized aluminium prices during the year combined with good cost control in a high cost environment. Increased raw material and energy costs negatively impacted the results, in addition to costs related to the closures of the Stade metal plant in Germany and the Søderberg production lines in the Norwegian plants in Høyanger and Årdal.
Efforts to reposition our upstream aluminium operations are on track. During 2005 and 2006, we closed down 110,000 mt of high-cost annual primary production capacity. This was partly replaced by new, low-cost capacity from the expansion of the Alouette smelter in Canada (Hydro share 20 percent) and incremental increases at other plants in our smelter system. We expect to complete the closure of an additional 70,000 mt of annual capacity during 2007. These measures aim to significantly improve our smelter cost position.

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In order to deliver our strategy for repositioning and growth, we are evaluating a number of projects globally to expand our upstream aluminium metal business. New smelter projects are being explored in areas where energy can be secured on a long-term basis at competitive prices. We are also pursuing several new bauxite and alumina opportunities globally. A key priority is to further develop these opportunities into profitable bauxite, alumina and smelter projects.
Preparations for the Qatalum primary aluminium plant (Hydro share 50 percent) continued during 2006. The estimated total investment cost for the project is in the range of USD 4.5 billion (100 percent). A final cost estimate and a decision to proceed with the project are expected in 2007. The Qatalum project is a major element in our strategy for growth and repositioning our primary production aimed at increasing capacity in a location with long-term competitively priced energy and attractive logistics for primary metal.
Alumina and energy are key cost drivers for the primary aluminium industry. The significant increase in power costs in major aluminium producing regions such as Europe and the United States has been an important factor leading to higher aluminium prices. Power costs relating to our ongoing primary production increased by roughly NOK 1.4 billion during 2006, compared with 2005. The power cost increase for 2007 is expected to be in the magnitude of NOK 300 million for continuing operations, compared with 2006. Our long-term power contract portfolio is expected to ensure fairly stable cost levels for future years.
Increased alumina costs accounted for about two-thirds of the substantial upward shift in the industry cost curve between 2003 — 2006. Approximately 55 percent of our alumina requirements were met through equity production in 2006, the most important being our 34 percent interest in Alunorte in Brazil. During 2006, the second expansion of the Alunorte refinery was completed. A third expansion was started in 2006 with the aim to increase total annual production capacity up to 6.5 million mt by 2009, thereby increasing the amount of annual alumina coverage — including for Qatalum — expected to be provided from our equity alumina production to approximately 70 — 75 percent.
Developments in China continue to be a main driver of industry fundamentals. Relatively small changes in Chinese supply and demand can lead to substantial changes in the global metal balance. Strong increases in global alumina production capacities, particularly in China, have caused a sharp drop in alumina spot prices. A combination of low spot prices together with high aluminium prices are expected to lead to increased smelter capacity utilization, especially in China. At the same time, China’s growth in consumption is expected to continue and is estimated to be 20 percent in 2007.
Operating income

Operating income

NOK million	2006	2005	2004

Aluminium Metal	6,362	2,694	785

Operating statistics

	2006	2005	2004

Primary aluminium production (1,000mt)1)	1,799	1,826	1,720
Realized aluminium price LME (USD/mt)2)	2,352	1,812	1,629
Realized aluminium price LME (NOK/mt)3)	15,371	11,813	11,403
Realized NOK/USD exchange rate	6,54	6,52	7,00

1)	Includes Søral and HAW volumes (non-consolidated investees)

2)	Includes the effect of strategic and operational LME hedges

3)	Includes the effect of strategic currency hedges

Operating income amounted to NOK 6,362 million for the year, heavily influenced by a substantial increase in aluminium prices. However results for the year were negatively impacted by increased costs and charges described below. In addition, operating results for the year were influenced by realized and unrealized gains and losses relating to strategic and operational hedge programs.

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Realized prices measured in Norwegian kroner increased 30 percent for 2006, compared with 2005, contributing about NOK 6,200 million to operating income, and 4 percent in 2005 compared with 2004.
Raw material and energy costs related to primary production increased by approximately NOK 3,100 million for the year, compared with 2005. Our average cash cost of equity alumina production increased from USD 167 per mt in 2005 to approximately USD 195 per mt in 2006 due to high energy prices, currency effects and high bauxite prices resulting from the increased LME prices. Operating costs for 2005 were impacted by increased costs related to new capacity amounting to NOK 819 million and higher raw material and energy costs of NOK 1,717 million compared with 2004. In addition, costs relating to the closures of the Stade metal plant in Germany and the Søderberg production lines in the Norwegian plants in Årdal and Høyanger amounted to NOK 560 million for 2006, compared with NOK 200 million in 2005. Costs of about NOK 150 million related to the Qatalum project were expensed in 2006, while NOK 70 million was expensed over the years 2004 and 2005. Unrealized losses on power contracts amounting to NOK 290 million also impacted the result for 2006.
Primary aluminium production, including production from partly-owned companies, decreased slightly to 1,799,000 mt in 2006 from 1,826,000 mt in 2005, due to closures of the Hamburger Aluminium Werk (HAW) smelter in Germany and the Søderberg production line at Høyanger. The reduced capacity was mostly offset by increased production from the expansion of the Alouette plant in Canada and record production levels for other plants in our smelter system. Primary aluminium production increased by 6 percent in 2005, compared with 2004.
Operating income for sourcing and trading operations amounted to NOK 157 million in 2006 compared with an operating income of NOK 575 million in 2005 and NOK 383 million in 2004. Unrealized effects on LME and currency contracts related to the sourcing and trading operations which are excluded from these amounts1), amounted to a net negative effect of about NOK 437 million in 2006 compared with a positive effect of NOK 210 million in 2005 and NOK 285 million in 2004. Operating results relating to alumina sales increased in 2006 compared with 2005, as well as 2004.
1)	Marked-to-market adjustments on LME contracts entered into by Hydro’s sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. When realized, gains and losses on LME contracts are included in the various unit results. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.
Outlook
Production of primary aluminium in the western world is expected to increase about 4 percent in 2007 and globally about 8.5 percent. Global primary aluminium consumption, however, is expected to grow by less (about 7 percent) in 2007. Consumption growth in Europe is expected to slow down to about 2.5 percent in 2007, somewhat lower than the expected increase in industrial production. A minor decline of about 1 percent is expected for the US. China’s growth in both production and consumption of primary aluminium is expected to continue at a high level in 2007, close to 20 percent. A moderate surplus is expected in the global metal balance in 2007 as a result of a decline in the consumption growth rate and increasing production. In addition, the behaviour of financial investors continues to be an important factor affecting the development of primary aluminium prices on the LME.
Continued high aluminium prices and lower spot alumina prices could lead to restarts of shut-down capacity, particularly in China, where capacity utilization is expected to increase from about 76 percent in 2006 to about 85 percent in 2007. Based on this increase in capacity utilization, net primary aluminium exports from China could reach one million mt in 2007, depending on developments in domestic consumption and increases in net exports of semi-fabricated aluminium products.
In 2005 and early 2006, there was a tight supply and demand balance for alumina, resulting in significant increases in spot alumina prices. However, during the second quarter 2006 the market changed dramatically and spot alumina prices fell on the basis of an expected alumina surplus in the market in 2006 and an even more significant surplus position in 2007. Lower prices in the spot market are also influencing the medium and long-term markets, a situation which is expected to continue. Driving this development was a substantial alumina production increase in China of more than 50 percent in 2006, combined with major brownfield expansions in other important alumina-producing countries. Early in 2007, spot alumina prices have temporarily recovered due to delays in alumina projects and bauxite production disturbances.

Hydro Information Memorandum     32
Electricity prices in Europe, and in most of the United States, are expected to remain at high levels in 2007.
Volatility in the aluminium market is expected to continue and could result in substantial unrealized gains and losses related to our operational LME hedge program in future quarters.1)
1)	We use financial derivatives to manage and hedge unfavorable fluctuations in prices in order to minimize the exposure of LME price fluctuations on our net margins. Certain contracts are marked-to-market value in the balance sheet with unrealized gains and losses reflected in operating results for the period or deferred if certain hedge accounting criteria are met. Offsetting gains and losses on physical contracts within Hydro’s total portfolio that are not marked-to-market value are recognized when realized (i.e., when the contractual volumes are sold). This can result in significant deviations between results from physical positions and contracts and off-setting results from derivative hedges in any given period.
6.4.2.2 Aluminium Products
Overview
Aluminium Products incurred an operating loss of NOK 83 million in 2006, compared with an operating loss of NOK 370 million in 2005 and an operating income of NOK 1,072 million in 2004. Our European extrusion and global building systems delivered a strong performance during 2006. However, the 2006 results were heavily influenced by write-downs and charges related to our ongoing restructuring and divestment program.
We plan to continue to restructure and improve the financial performance of our aluminium products portfolio during 2007. At the end of 2007, our portfolio should consist of businesses well positioned to deliver viable returns. Further divestments and plant rationalization efforts are planned, and we expect additional charges relating to plant rationalization costs in 2007. Results for our rolled products business improved during 2006 but the market remains challenging. However, we are generating good cash flow from this business and intend to improve and develop our operations and build on our role as a key player within this market sector.
As part of our drive to increase the profitability of our downstream operations, we decided to exit the automotive castings business and, in November 2006, we announced the sale of this business. The sale was finalized on 1 March 2007 resulting in a gain of about NOK 900 million. In December 2006, we announced the divestment of our 49 percent share in the magnesium automotive castings company, Meridian Technologies Inc. The sale was finalized on 2 March 2007 with a gain of approximately NOK 50 million. During the third quarter of 2006, we wrote down the value of our investment in Meridian by NOK 239 million. We are currently evaluating alternative opportunities relating to the divestment of our automotive structures business.
During 2006, the global magnesium market continued to weaken from an already poor level in 2005. Competition from Chinese magnesium producers resulted in an oversupply of magnesium on the world market, driving down prices. We see limited potential for improvement in this market. In October 2006, we decided to exit this business following the closure of our magnesium plant in Porsgrunn, Norway in 2002 and termination of remelting operations at Porsgrunn in 2006. Our plant in Becancour, Canada is expected to be closed by the end of first quarter 2007 and work is ongoing towards divesting our remaining remelting operations in Germany and China.
Rationalization programs have been initiated in several units in 2006, including our extrusion activities both in the UK and in the US, and our precision tubing activities in North America. These rationalization efforts are part of a comprehensive portfolio-restructuring program with the aim to lift our financial performance to a viable level for the long-term. Total rationalization- and closure costs and fixed asset impairments amounted to NOK 890 million in 2006.

33      Hydro Information Memorandum
Operating income

Operating income (loss)

NOK million	2006	2005	2004

Rolled Products	782	754	626
Extrusion	231	275	606
Automotive	(1,006)	(1,579)	(400)
Other and eliminations	(90)	180	241

Total	(83)	(370)	1,072

During fourth quarter 2006 Hydro entered agreements to divest its casting business. As a result, the casting business was reclassified as an asset held for sale and reported as a discontinued operations and is excluded from the operating results of Aluminium Products for the current and all prior periods in the report.

Aluminium Products incurred an operating loss amounting to NOK 83 million for 2006, compared with an operating loss of NOK 370 million in 2005 and an operating profit of NOK 1,072 million in 2004. In December 2005, we announced plans to restructure our aluminium products business. Following a thorough review of the downstream portfolio, measures were taken to implement these plans, including divestments, closures and significant plant rationalizations. We made good progress in 2006 on the restructuring, but results were heavily impacted by the related impairments and rationalization costs amounting to about NOK 890 million for the year as well as a UK pension fund contribution of NOK 380 million. 2005 results included losses of about NOK 1,450 million related to impairments in our magnesium and rolled products operations and closure costs in our automotive castings operations in the UK.
Overall market conditions for extrusion and rolled products improved during 2006 contributing to an improved underlying financial performance. However, the automotive business sector continued to suffer challenging market conditions and declining margins.
Outlook
Global growth in semi-finished aluminium products in the last 10 years has been led by China, and it is expected that China will continue to expand strongly over the medium term. The fastest growing sector over the past decade has been the transport sector, which is expected to maintain a robust expansion in the medium term, partly due to further increase in the use of aluminium in the motor vehicle sector. A continued gain in aluminium use is also expected in many other sectors. The other major driver of consumption of semi-finished products is the general economic growth which is expected to remain strong on a global basis.
The pace of the European economy at the beginning of 2007 remains solid and shipments to the European rolled products and extrusion markets are expected to remain strong, although with a certain pressure on margins remaining. Growth estimates for Western Europe are 2 percent and 1.4 percent, respectively, for flat rolled products and extrusions in 2007.
Electricity prices in Europe are expected to remain at high levels and are expected to cause higher costs for our European downstream operations in 2007, compared with 2006.
The US economy shows increasing signs of continued softening, especially visible in the adverse development of the housing market. Even so, overall consumption of all semi-finished aluminium products in North America and Mexico is expected to grow at a very moderate pace in 2007, and consumption of flat rolled products and extrusions in North America is expected to remain rather flat in 2007 compared to 2006. While the global light vehicle automotive market is expected to grow moderately during 2007, developments in the United States are expected to be flat.
Continued strong growth is expected in Argentina whereas a more moderate development is expected in Brazil.

Hydro Information Memorandum     34
6.4.3 Aluminium Metal
6.4.3.1 Market conditions

Market statistics

	2006	2005	2004

LME three month average (USD/mt)	2,594	1,900	1,721
LME three month average (NOK/mt)	16,628	12,236	11,600
Global production of primary aluminium (1,000mt)	33,800	32,000	29,900
Global consumption of primary aluminium (1,000mt)	34,200	31,900	2,880
Reported primary aluminium inventories (1,000mt)	2,720	2,930	(670)

The average market price for aluminium (LME three month average) increased 36 percent to USD 2,594, compared with 2005. Overall market fundamentals were favorable in 2006, led by consumption growth and low inventory levels. Global consumption and production of primary metal increased by around 7 and 6 percent, respectively, in 2006.
China continued to demonstrate strong growth in aluminium production and consumption, both increasing by around 18 percent in 2006, compared with 2005. Chinese net exports of primary metal during 2006 amounted to approximately 700,000 mt. Adjusted for net imports of scrap metal, and including net exports of rolled and extruded products, as well as other fabricated products, China was, for the first time, a net exporter of aluminium, estimated at about 500,000 mt for the year.
Financial investors maintained a high activity level on the LME during 2006, increasing their net aluminium positions and adding volatility to the market.
6.4.3.2 Key development projects
Following the signing of the joint venture agreement between Hydro and Qatar Petroleum in March 2006 (Hydro’s share 50 percent), the project is progressing according to schedule. A final decision by the partners to proceed with the project is expected to be made in 2007.
During 2006, the second expansion of the Alunorte refinery was completed (Hydro’s share 34 percent), increasing capacity to approximately 4.4 million mt. In 2005, Hydro decided to participate in a third expansion targeting a total annual production capacity of 6.5 million mt by 2009. When completed, we expect approximately 70 — 75 percent of our annual alumina requirements, including for Qatalum, to be provided from our equity alumina production.
6.4.3.3 Plant closures
Total costs related to the closure of the Norwegian Søderberg lines in Høyanger and Årdal and the German metal plants in Hamburg and Stade are expected to be somewhat lower than NOK 1 billion. Of the total estimated amount, NOK 560 million was expensed in 2006 and NOK 200 million was expensed in 2005. The remaining costs are expected to be incurred in 2007. The production at the Stade smelter was fully shut down in December 2006. The Søderberg line in Høyanger was shut down in February 2006, and the Søderberg line in Årdal is expected to be closed by the summer of 2007.
More stringent air emissions restrictions related to the Søderberg line at our Karmøy plant will become effective in November 2007. In February 2007, an application to continue production on the line until the end of 2009 was declined by the Norwegian Pollution Control Authority SFT. We have appealed this decision to the Norwegian Ministry of the Environment.

35      Hydro Information Memorandum
6.4.3.4 Revenues, costs and income

Aluminium Metal 1)

NOK million	2006	2005	2004

Operating revenues	68,405	54,579	51,957
Operating cost	62,043	51,885	51,172
Operating income	6,362	2,694	785
Adjusted EBITDA	9,134	4,821	5,297
RoaCE	18.7%	7.9%	3.3%
Number of employees	5,286	5,558	6,447

1)	Effective 1 February 2006, Hydro decided to split Aluminium into two business areas. Aluminium Metal and Aluminium Products. Aluminium Metal consists of the previous Metals sub-segments. Prior periods have been restated to be comparable.
Variance analysis Aluminium Metal

NOK million

Operating income 2006	6,362

Operating income 2005	2,694

Change	3,668

Margin	3,665
Volume	80
Fixed costs	(270)
Deprecation	(40)
Trading & price hedging1)	(1,175
Unrealized LME effects	1,800
Infrequent items	(495)
Other	105

Total change in operating income	3,668

1)	Including realized effects from the strategic hedge program.

Operating revenues
Operating revenues increased 25 percent to NOK 68,405 million in 2006, compared with 2005 and 5 percent in 2005, compared with 2004. Results for 2006 reflected a significant increase in aluminium prices. Our realized aluminium prices increased 29 percent to US dollar 2,352 million per mt in 2006, compared with 2005. In 2005, our realized aluminium prices increased by 11 percent, compared with 2004. Measured in Norwegian kroner, our realized aluminium prices increased by approximately 30 percent in 2006 and 4 percent in 2005.
Primary metal production volumes decreased slightly to 1,799,000 mt in 2006, compared with 2005. Production declines due to closures of the German metal plant in Hamburg and the Søderberg production line at Høyanger in Norway were mostly offset by increased production from the expansion of the Alouette plant in Canada and record production levels for other plants in our smelter system. Primary metal volumes increased by 6 percent in 2005, compared with 2004. The increase resulted primarily from the expansions of the Sunndal plant in Norway and the Alouette plant in Canada of approximately 56,000 mt and about 48,000 mt respectively.

Hydro Information Memorandum     36

Operating statistics

	2006	2005	2004

Primary aluminium production (1,000 mt)1)	1,799	1,826	1,720
Realized aluminium price LME (USD/mt)2)	2,352	1,812	1,629

1)	Includes Søral and HAW volumes (non-consolidated investees).

2)	Includes the effect of strategic and operational LME hedges.
Metal effects and unrealized gains (losses)

	2006	2005	2004

LME future contracts, realized (strategic hedges)1)	(929)	(231)	(107)
US dollar forward contracts, realized (strategic hedges)1)	430	485	383
LME future contracts, unrealised (operational hedges)2)	597	(1,204)	(75)

1)	Strategic hedge programs (hedge accounting) will continue to impact reported results during 2007. The LME future contracts and US dollar forward contracts underlying the hedge in the Sunndal program were priced at approximately US dollar 1,500 and NOK/USD 9.4, respectively, for the remainder of the program. An additional hedge program was implemented during the first quarter of 2006, for the period 2006-2008. The program consists of LME contracts, sold at an average price of approximately US dollar 2,225 (power prices are fixed for corresponding production volumes by contracts evaluated at market value). The remaining hedged volumes for 2007 – 2008 amounted to 371,000 mt at the end of the fourth quarter of 2006, of which 290,000 mt relates to the program entered into during the first quarter of 2006.

2)	Charges in the market value of open LME derivative contracts relate mainly to operational hedges. Offsetting changes to the value of the hedged contracts, which are not market to their market value, are not reflected in the results until realized.

During 2006, we supplied 3.5 million mt of casthouse products to the market, an increase of roughly 4 percent from 2005. External sales of casthouse products represented about 50 percent of total metal sales for the year. About 52 percent of the tonnage supplied originated from our own primary metal production (on an equity basis), while approximately 40 percent consisted of re-melted or recycled material, and 8 percent was provided from commercial agreements.
Operating costs
Operating costs increased about 20 percent in 2006 compared with 2005. Raw material and power costs related to primary aluminium production increased by about NOK 3.1 billion in 2006. Our average cash cost of equity alumina production increased from USD 167 per mt in 2005 to approximately USD 195 per mt in 2006 due to high energy prices, currency effects and high bauxite prices resulting from the increased LME prices. About NOK 6 billion of the remaining increase related to remelting activities and reflected the effects of substantially higher LME prices on raw material costs of casthouse products. Operating costs also include the costs related to the plant closures discussed above. Operating costs for 2005 were impacted by increased costs relating to higher production volumes from new capacity amounting to NOK 819 million and higher raw material and energy costs of NOK 1,717 million. Operating costs for 2004 included the impairment losses of NOK 2,042 million relating to our German primary metal plants in addition to manning reduction costs of about NOK 500 million.
Operating income
Operating income increased substantially to NOK 6,362 million in 2006, mainly as a result of the significant increase in aluminium prices, compared with 2005. In addition, operating income was influenced by realized and unrealized gains and losses relating to strategic and operational hedge programs included in the table above. Unrealized losses on power contracts amounting to NOK 290 million also impacted the result for the year.
Premiums on casthouse products improved in 2006, particularly in Europe, compared to 2005, making positive contribution to margins in 2006 compared to 2005. In the US, reduced production had a negative impact on margins. Operating income for sourcing and trading operations amounted to NOK 157 million in 2006 compared with an operating income of NOK 575 million in 2005, and NOK 383 million in 2004. Unrealized effects on LME and currency contracts related to the sourcing and trading operations which are excluded from these amounts1), amounted to a net negative effect of about NOK 437 million in 2006 compared with a positive effect of NOK 210 million in 2005, and NOK 285 million

37      Hydro Information Memorandum
in 2004. Operating results relating to alumina sales increased in 2006 compared with 2005.
1)	Marked-to-market adjustments on LME contracts entered into by Hydro’s sourcing and trading operating unit are excluded from the results reported for this operating unit. These effects are evaluated for the business area as a whole and not on an individual operating unit basis. When realized, gains and losses on LME contracts are included in the various units’ results. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

Hydro Information Memorandum       38
6.4.4. Aluminium Products

Aluminium Products1)

NOK million	2006	2005	2004

Operating revenues	49,844	42,477	43,533
Operating costs	49,927	42,847	42,461
Operating income	(83)	(370)	1,072
Adjusted EBITDA	1,715	2,670	3,058
RoaCE	(1.3%)	(3.2%)	3.7%
Number of employees	19,370	18,997	19,520

1)	Effective 1 February 2006, Hydro decided to split Aluminium into two business areas. Aluminium Metal and Aluminium Products. Aluminium Products consists of the previous Rolled Products and Extrusion and Automotive sub-segments. Prior periods have been restated to be comparable.
During fourth quarter 2006 Hydro entered agreements to divest its castings business. As a result, the castings business was reclassified as an asset held for sale and reported as a discontinued operations and is excluded from the operating results of Aluminium products for the current and all prior periods in the report.
Metal effects and unrealized gains (losses)

	2006	2005	2004

Metal effect1)	264	138	154
Unrealized results operational LME hedges2)	(101)	171	249

1)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of Rolled Products lasts two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect, while increasing prices have a positive effect on margins.

2)	Unrealized gains and losses result from marked-to-market valuation of open LME derivative contracts related to operational hedges, which are reported as part of eliminations for various units in Aluminium Products utilizing derivatives to mitigate their LME price exposure. Gains and losses on the LME contracts are included in the various units’ results when realized. Offsetting changes to the value of the hedged contracts, which are not marked to their market value are not reflected in the results until realized.

6.4.4.1 Market conditions
Global consumption of aluminium semi-finished products increased by around 6.4 percent in 2006, while consumption of both flat rolled products and extruded products increased by 4 to 5 percent, compared with 2005. The European and North American markets for semi-finished products both grew about 3 to 3.5 percent, while China and other emerging markets fuelled an even stronger growth in global demand. Transportation and electrical components were the strongest growing end-use market segments.
Following stronger economic development in Europe, the market for standard rolled products improved during 2006 with good order activity. Estimates indicate an increase of about 4.5 percent for 2006, compared with 2005, contributing to improve a challenging margin situation. Consumption of rolled products in the US in 2006 was flat compared with 2005 and an increasing share of the market demand was covered by low-cost imports.
During 2006 European consumption of extruded aluminium products was influenced by strong underlying demand. Orders throughout Europe improved even though orders in southern Europe appeared to soften slightly towards the end of the year. Forecasts indicate that consumption of extrusions in 2006 rose by 4 percent, compared with 2005.
In the US, orders for extruded aluminium products improved during the first half of 2006 but declined during the second half. Estimates indicate that shipments for 2006 as a whole were at the same level as in 2005. Negative developments within the residential construction market were offset by positive developments within the commercial and institutional

39       Hydro Information Memorandum
construction market. Orders in the truck and trailer market were good in the first part of 2006 but softened significantly during the year.
Estimated global automotive sales increased by 3.4 percent for 2006, compared with 2005, driven by growth in emerging markets. North American sales were down 2 percent and the big three US producers were down significantly more, losing market share to Asian and European car manufacturers. Sales in Western Europe were slightly up by 0.8 percent in 2006 compared with 2005.
Industry statistics have been derived from analyst reports, trade associations and other public sources unless otherwise indicated.
6.4.4.2 Key development activities
As part of our drive to increase the profitability of our downstream operations, we have decided to exit the automotive castings businesses. We are currently evaluating alternative opportunities relating to the divestment of our automotive structures business.
Following the conclusion of the divestments described above, our remaining automotive business will be comprised solely of our precision tubing operating sector. This business makes products used primarily within radiators, evaporators, fuel coolers and liquid lines. We believe that we have a significant market presence in Europe, North and South America as well as China and that we are the only player with operations in all major regions. Although the automotive market remains the main business our precision tubing operating sector will also support customers in developing non-automotive applications. We intend to continue significant rationalization and improvement efforts to improve the operational and financial performance of this business, in particular in connection with our North American operations.
6.4.4.3 Plant closures
During 2006, the global magnesium market continued to weaken from an already poor level in 2005. Competition from Chinese magnesium producers resulted in an oversupply of magnesium on the world market driving down prices. We see limited potential for improvement in this market. In October 2006, we decided to exit this business following the closure of our primary magnesium plant in Porsgrunn, Norway in 2002 and termination of remelting operations in Porsgrunn in 2006. Our plant in Becancour, Canada is expected to be closed by the end of first quarter 2007 and work is ongoing towards divesting our remaining remelting operations in Germany and China.
During 2006 we also evaluated our extrusion operations in the UK and identified a need to reduce our extrusion capacity and adjust our overall business portfolio related to extrusion operations. As a consequence of this we have closed one extrusion press and one fabrication plant in the UK. Additional plant closures are being evaluated as part of our ongoing rationalization program.

Hydro Information Memorandum       40
6.4.4.4 Revenues, costs and income
6.4.4.4.1 Rolled products

Rolled Products

NOK million	2006	2005	2004

Operating revenues	23,227	19,490	20,288
Operating costs	22,445	18,735	19,663
Operating income	782	754	626
Adjusted EBITDA	1,354	1,565	1,361
Number of employees	4,090	3,981	4,013

Variance analysis Rolled Products

NOK million

Operating income 2006	782
Operating income 2005	754

Change	27

Margin	190
Volume	270
Fixed costs	(630)
Depreciation	95
Infrequent items	100

Total change in operating income	27

Operating revenues
Operating revenues increased approximately 19 percent to NOK 23,227 million in 2006, compared with 2005, following higher volumes and improved margins as well as an increase in metal costs reflecting significantly higher LME prices.
Operating revenues declined approximately 4 percent to NOK 19,490 million in 2005, compared with 2004, due to reduced margins and lower Euro revenues from US dollar denominated export sales offsetting the positive effects of higher volumes and increased sales prices reflecting higher metal costs. Revenues measured in Norwegian kroner declined further due to the stronger NOK/EUR exchange rate.
Shipments increased around 5 percent to just over one million mt in 2006 compared to 953 thousand mt in 2005. In 2006, shipments of strip products and foil increased by 8 and 1 percent, respectively, while shipment of lithographic sheets declined by 1 percent. Shipments of strip products, foil and lithographic sheet amounted to 68 percent, 16 percent and 16 percent, respectively, of total shipments for 2006. About 21 percent of Rolled Products’ volumes were sold outside of Europe, mainly to Asia and the Americas. Shipments increased by 1 percent in 2005 from 941 thousand mt in 2004. In 2005, shipments of strip declined by 2 percent while shipments of foil and lithographic increased by 2 and 14 percent, respectively.

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Operating costs
Operating costs increased by approximately 20 percent to NOK 22,445 million in 2006, compared with 2005. The increase was mainly due to higher metal costs as a result of the significant increase in LME prices. In addition, costs increased as a consequence of higher volumes and increased energy prices. Energy costs increased by about NOK 185 million in 2006, compared with 2005.
Operating costs declined 5 percent to NOK 18,735 million in 2005, compared with 2004. The decline resulted from a reversal of loss accruals, cost reduction programs and settlements received related to our operations in Malaysia, in addition to the effects of a stronger NOK/EUR exchange rate. Operating costs in 2005 included an impairment loss relating to our Inasa rolled products plant in Spain amounting to NOK 154 million. Operating costs were also influenced by metal effects indicated in the table above.
Operating income
Operating income in 2006 increased about 4 percent to NOK 782 million, compared with 2005. Margins increased, compared with 2005 as result of positive metal effects. Operating income increased 20 percent in 2005 to NOK 754 million compared with 2004, due to increased shipments, further optimization of product mix and reduced capacity related costs.
6.4.4.4.2 Extrusion

Extrusion

NOK million	2006	2005	2004

Operating revenues	20,418	16,826	17,137
Operating costs	20,186	16,551	16,531
Operating income	231	275	606
Adjusted EBITDA	887	867	1,152
Number of employees	9,635	9,430	10,000

Variance analysis Extrusion

NOK million

Operating income 2006	231
Operating income 2005	272
Change	(44)

Margin	195
Volume	455
Fixed costs	(195)
Depreciation	70
Infrequent items	(535)
Other	(35)

Total change in operating income	(44)

Hydro Information Memorandum       42
Operating revenues
Operating revenues in 2006 amounted to NOK 20,418 million, increasing by about 21 percent, compared with 2005. In addition to an increase in prices resulting from the significant increase in LME prices, revenues were influenced by increased volumes. Shipments in Europe increased by about 12 percent, including higher shipments relating to building systems. In North America, shipments were at approximately the same level as in 2005. Margins improved moderately in 2006 compared with 2005.
Operating revenues in Norwegian kroner declined about 2 percent in 2005, compared with 2004, due to lower shipments and a strengthened NOK/EUR exchange rate.
Operating costs
Operating costs for 2006 increased by 22 percent to NOK 20,186 million, compared with 2005. In addition to the effects of higher LME prices and increased volumes, operating costs in 2006 included an amount of about NOK 585 million, mainly comprised of an impairment of our extrusion operations in Ellenville, US, charges relating to the rationalization of our extrusion operations in the UK and US and costs related to pension plan contributions in the UK. Operating costs were at the same level in 2005 as in 2004, despite lower volumes, primarily due to provisions for bad debts in 2005.
Operating income
Operating income declined by NOK 44 million to NOK 231 million for 2006, compared with 2005. Negative effects relating to the impairment, rationalization and other costs described above were partly offset by improved volumes and margins. Operating income declined by NOK 331 million to NOK 275 million in 2005, compared with 2004. The decline was due to reduced margins for extruded products, in addition to higher costs.
6.4.4.4.3 Automotive

Automotive

NOK million	2006	2005	2004

Operating revenues	6,463	6,423	7,363
Operating costs	7,469	8,002	7,763
Operating income	(1,006)	(1,579)	(400)
Adjusted EBITDA	(436)	67	304
Number of employees	5,460	5,586	5,507

Variance analysis Automotive

NOK million

Operating income 2006	(1,006)
Operating income 2005	(1,579)
Change	573

Margin	(520)
Volume	120
Fixed costs	190
Depreciation	160
Infrequent items	635
Other	(10)

Total change in operating income	573

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Operating revenues
Operating revenues amounted to NOK 6,463 million in 2006, slightly up from NOK 6,423 million in 2005. The positive impact on revenues from higher LME prices and increased aluminium volumes was offset by lower magnesium volumes, unfavourable product mix effects and reduced margins. Operating revenues in 2005 declined 13 percent to NOK 7,363 million in 2004 mainly due to reduced shipments and the effects of a strengthened NOK/EUR exchange rate on Euro denominated sales.
Operating costs
Operating costs for 2006 amounted to NOK 7,469 million including costs amounting to about NOK 640 million, mainly relating to the closures of our magnesium operations in Becancour and Porsgrunn and fixed asset impairments. In 2005, operating costs amounted to NOK 8,002 million, including an impairment loss of NOK 1,084 million relating to our magnesium operations and about NOK 211 million relating to the closure of our automotive castings operation in the UK. Operating costs in 2006 also reflected increased metal costs as a consequence of higher LME prices.
Operating income
We incurred operating losses in our automotive business in 2006 and 2005 of NOK 1,006 million and NOK 1,579 million, respectively, largely as a result of the impairment and other costs described above. Declining margins also impacted our 2006 operating results, partly offset by higher volumes and fixed cost reductions, resulting in a net negative impact of NOK 200 million, compared to 2005. Results in 2006 were positively impacted by lower depreciation expense amounting to NOK 160 million.
6.4.5 Power
Operating income from power activities increased by 6 percent to NOK 1,173 million in 2006 compared with 2005, due to higher electricity prices. Nordic electricity prices in 2006 have been significantly higher than 2005, with a growth of 66 percent to NOK 391 per MWh. The increase in prices resulted from record low water reservoir levels in 2006. However, wet and warm weather toward the end of 2006 increased the reservoirs up to normal levels.
Power production declined due to lower precipitation in the three first quarters in 2006 compared to 2005. Our reservoir levels at the end of 2006 were above normal level and slightly above the level at the end of 2005. The increase in operating income from power activities in 2005, compared to 2004, resulted from higher production.
6.4.6. Other
6.4.6.1 Polymers
Operating income for Polymers amounted to NOK 1,029 million in 2006, compared with NOK 69 million in 2005 and NOK 254 million in 2004.
Operating income increased substantially for the year. Stable operations provided record production levels at all sites during 2006 and good market conditions contributed to higher prices and volumes, partly offset by increased raw materials costs as a result of high energy prices. Results for 2006 included NOK 380 million relating to unrealized gains on internal power derivative contracts. Effects relating to such contracts were included in Corporate activities and elimination in earlier years. The decline in operating income in 2005, compared with 2004 resulted from higher raw material costs due to increased oil prices and high costs related to external purchases of ethylene during a major planned maintenance shutdown of the Noretyl ethylene cracker (50 percent Hydro investee).
Adjusted EBITDA amounted to NOK 1,542 million in 2006, compared with NOK 564 million in 2005 and NOK 774 million in 2004. Results from non-consolidated investees amounted to NOK 53 million in 2006, a decrease of NOK 84 million compared to 2005. The decrease was mainly due to weaker results in Qatar Vinyl Company and to a write-down of the value of our 26.2 percent interest in CIRES, a PVC resin and compound manufacturer in Portugal, by NOK 43 million.
In 2006, we completed the conversion of the diaphragm chlorine plant located in Rafnes, Norway, to new membrane technology. The project was completed on time and below budget. Together with the new chlorine plant at Rafnes completed in 2005, this contributed to an increase in production of caustic soda of 100,000 mt in 2006, compared with 2005.

Hydro Information Memorandum       44
6.4.6.2 Other
Other had operating income of NOK 248 million for the year, compared with an operating loss of NOK 71 million in 2005 and operating income of NOK 58 million in 2004. The operating loss for 2005 included insurance costs of approximately NOK 240 million, compared with costs of approximately NOK 230 million in 2004. 2005 also included approximately NOK 90 million of pension charges relating to Hydro’s interest in Biomar.
Adjusted EBITDA for other amounted to NOK 551 million, compared with NOK 1,316 million in 2005 and NOK 589 million in 2004. Adjusted EBITDA for 2005 included a gain on the sale of Hydro’s interest in Biomar amounting to NOK 693 million and a gain of NOK 233 million relating to the sale of its remaining interest in Pronova Biocare. In 2004, Hydro recognized a gain of NOK 110 million on the sale of Pronova Biocare.
6.5 Financial information
6.5.1 Hydro After Demerger basis for presentation
Background — description of proposed transaction
The Board of Directors of Norsk Hydro ASA (Hydro) and the Board of Directors of Statoil ASA (Statoil) have agreed to a proposed merger of Hydro’s petroleum activities (Hydro Petroleum) with Statoil. The merger presupposes a demerger of Norsk Hydro ASA, the parent company. As a part of the merger, a transfer will also take place of the ownership interests in a number of companies to be included in the merged company’s corporate structure, as well as a transfer of the ownership interests in certain other partly owned companies.
The remaining part of the parent company, Norsk Hydro ASA, and the ownership interests in the companies not included in the merger will be part of the Hydro Group’s continued operations (Hydro After Demerger).
Upon the execution of the merger, all assets, rights and obligations included in Hydro Petroleum will be transferred to Statoil. In accordance with the Merger Plan, all cash and short-term investments held by the parent company are allocated to Hydro After Demerger. All debenture loans will be transferred to Hydro Petroleum. To establish the agreed level of NOK 1 billion in net interest-bearing debt as of the 1 January 2007 financial effective date, a demerger receivable of NOK 18,196 million payable by Hydro After Demerger to Hydro Petroleum will be established as of the financial effective date. The transfer takes place by reducing the share capital of Hydro by reducing the par value of each share, while increasing the share capital of Statoil by issuing new shares as consideration to Hydro’s shareholders. This will result in the Hydro shareholders receiving 0.8622 shares in the merged company for each share owned in Hydro. Consideration in the form of shares shall not be issued for Hydro’s own shares.
The financial effective date of the merger shall be 1 January 2007.
Overview
The combined financial information presented in this document consists of the Hydro After Demerger combined income statements for the years ended 31 December 2006 and 31 December 2005 and the combined balance sheets as of 31 December 2006 and 2005. For information purposes only, this document also includes a presentation of the split between Hydro After Demerger and Hydro Petroleum of the Hydro consolidated income statements for the years ended 31 December 2006 and 2005 and the consolidated balance sheets as of 31 December 2006 and 2005.
The Hydro After Demerger combined income statements and combined balance sheets, and the Hydro Petroleum demerger carve-out combined income statements and combined balance sheets are prepared using the historical results of operations and historical basis of the assets and liabilities of Hydro After Demerger and Hydro Petroleum, respectively. Additionally, this financial information reflects the Merger Plan, in that the debenture loan balance is allocated to Hydro Petroleum (with the associated income statement adjustments for interest and foreign currency exchange effects) and the merger receivable of NOK 18,196 million is included in the respective combined balance sheets. The Hydro Petroleum demerger carve-out combined condensed income statements and condensed balance sheets presented in this document differ from the Hydro Petroleum carve-out combined financial statements as presented in the Statoil F-4, in respect to the two items mentioned above, namely the treatment of the loan balance and the merger receivable.

45       Hydro Information Memorandum
The Hydro Petroleum demerger carve-out combined income statements and combined balance sheets have been derived from the accounts and records of the Hydro Petroleum businesses and operations as included in Hydro’s US GAAP consolidated financial statements for the years ended 31 December 2006 and 31 December 2005. To the extent items have been allocated, the principles and reasons for such allocations are described below.
The Hydro Petroleum demerger carve-out financial information includes the historical operations, assets and liabilities of Hydro Petroleum. The operations and companies of Hydro Petroleum are not identical with the operations reported as Oil & Energy in Hydro’s segment reporting. Where significant assets or operations previously reported as part of other segments are included in Hydro Petroleum, these operations are included in the demerger carve-out combined financial statements. Hydro IS Partner (IS Partner), previously reported as part of Other Businesses, is included in Hydro Petroleum. Similarly, assets and operations previously reported as part of Oil & Energy not included in Hydro Petroleum are excluded from the demerger carve-out combined financial statements. The Power activities, previously reported as part of Energy and Oil Marketing within Oil & Energy, are excluded from Hydro Petroleum. Previously unallocated assets, liabilities, expenses and income reported as part of Corporate and eliminations have been allocated between Hydro Petroleum and Hydro After Demerger as described below.
The Hydro After Demerger combined income statements and combined balance sheets have been derived from Hydro’s US GAAP consolidated financial statements for the years ended 31 December 2006 and 31 December 2005. The Hydro After Demerger figures represent the remaining assets, liabilities, equity and result after carving-out the Hydro Petroleum demerger carve-out financial information.
Management believes the assumptions underlying the Hydro After Demerger combined income statements and combined balance sheets are reasonable. However, the combined income statements and combined balance sheets as presented may not reflect what the results of operations and financial position would have been had Hydro After Demerger been a stand-alone company during the periods presented, and may not be indicative of future performance.
As a result of rounding adjustments, the figures in one or more columns included in the combined income statements and combined balance sheets may not add up to the total of that column.
General and overhead costs
The majority of costs originate in the individual business units. Costs related to shared services and corporate services, such as legal, IS/IT, human resources services and other, are charged to units based on services delivered in each period. General corporate overhead has been allocated between Hydro Petroleum and Hydro After Demerger. These costs are mainly related to general management, governance functions, accounting and investor relations, cash management, and finance functions. The Hydro After Demerger general and overhead cost is the Hydro consolidated general and overhead cost less the Hydro Petroleum demerger carve-out general and overhead cost. General and overhead costs are allocated based on the ratio of net values based on the assumption that previously unallocated costs primarily are related to holding functions and shareholder related activities, and as such cannot be related to activities in the businesses within the group. Management believes that allocation based on the relative value provides a reasonable allocation of these costs and expenses.
Cash and cash equivalents
Hydro uses a centralized approach to cash management. As a result, neither the Hydro After Demerger operations, nor the Hydro Petroleum operations, have had separate funds. Cash and cash equivalents in Hydro’s consolidated financial statements represent primarily cash held by the parent company. In the demerger carve-out combined balance sheets, cash balances held by subsidiaries of Hydro Petroleum are included in the demerger carve-out combined balance sheets for Hydro Petroleum. No cash held by the parent company has been allocated to Hydro Petroleum. The Hydro After Demerger cash balance is the Hydro consolidated cash balance less the Hydro Petroleum demerger carve-out cash balance.

Hydro Information Memorandum       46
Loans
Hydro uses a centralized approach to financing of its operations. Therefore, neither the Hydro After Demerger operations, nor the Hydro Petroleum operations have had separate external financing, per se. Hydro’s debt has been allocated to Hydro Petroleum based on the Merger Plan.
Financial income and expense
Interest expense and currency gains and losses represent the actual cost of Hydro After Demerger’s debt. Currency exposure is managed centrally based on Hydro’s total exposure. To the extent currency gains and losses are directly attributable to the units’ operating activities, the gains and losses are reported as part of the results of the relevant unit. Management’s review of the currency exposure in the group shows that the currency exposure is mainly driven by the currencies in which revenue and significant costs are denominated or determined in. Hydro Petroleum and Hydro After Demerger have sales and expenses in foreign currencies with similar patterns, where USD and EUR are the main transaction currencies. Management believes that an allocation key derived from revenues best represent the currency exposures within Hydro’s businesses.
Pension costs
All Norwegian employees participate in a combined pension plan. The actual service cost, liabilities and assets associated with Hydro After Demerger employees and retired plan members are included in the combined financial information.
Income taxes
Significant effects of tax consolidation of Hydro After Demerger’s taxable income in the various countries with the taxable income of the remaining part of Hydro have been eliminated to arrive at an income tax expense as if separate tax returns had been filed for previous periods. Income tax expense for Hydro After Demerger has been calculated in the combined income statements in order to give an estimate of what the tax expense would have been if Hydro After Demerger was a separate company.
However, the tax expense in the Hydro After Demerger combined income statements may not reflect what the tax expense would have been had Hydro After Demerger been a stand-alone company during the period presented.
Internal transactions and contracts
Contracts between entities within Hydro Petroleum and Hydro After Demerger have been recognized as if they were contracts with unrelated parties at arms length. This includes sales and purchases of goods and services, and certain derivative instruments, primarily with currency and electricity underlying. Receivables and payables with Hydro Petroleum as counterparty are separately classified in the combined balance sheets, and represent trade receivables and payables and items related to capital transfers between legal entities. Such receivables and payables are netted to the extent they are of a financial nature.
6.5.2 Hydro After Demerger financial information
The Hydro After Demerger combined income statements for the years ended 31 December 2006 and 2005, as well as the Hydro After Demerger combined balance sheets as of 31 December 2006 and 2005, are given below.

47    Hydro Information Memorandum

HYDRO AFTER DEMERGER
COMBINED INCOME STATEMENTS (unaudited)

Year ended 31 December
Amounts in NOK million (except per share amounts)	2006	2005

Operating revenues	102,632	92,100

Raw materials and energy costs	70,304	62,207
Payroll and related costs	13,800	13,095
Depreciation, depletion and amortization	3,674	3,975
Impairment losses	289	1,259
Other	6,759	7,142

Operating costs and expenses	94,825	87,677

Operating income	7,808	4,423

Equity in net income of non-consolidated investees	761	491
Financial income (expense), net	146	533
Other income (expense), net	—	924

Income from continuing operations before taxes and minority interest	8,714	6,372

Income tax expense	(2,186)	(1,397)
Minority interest	(202)	(118)

Income from continuing operations before cumulative effect of change in accounting principles	6,327	4,857

Income from discontinued operations	167	174

Income before cumulative effect of change in accounting principles	6,493	5,031

Cumulative effect of change in accounting principles	—	(78)

Net income	6,493	4,953

Basic and diluted earnings per share from continuing operations before cumulative effect of change in accounting principles 1)	5.10	3.90
Basic and diluted earnings per share from discontinued operations 1)	0.10	0.10
Basic and diluted earnings per share before cumulative effect of change in accounting principles 1)	5.20	4.00
Basic and diluted earnings per share 1)	5.20	3.90

COMBINED STATEMENTS OF COMPREHENSIVE INCOME 2) (unaudited)

Net income	6,493	4,953

Net unrealized loss on available-for-sale securities	—	(9)
Minimum pension liability adjustment	301	(321)
Net investment hedge	—	33
Cash flow hedges	(772)	(751)
Net foreign currency translation adjustments	489	336

Total other comprehensive income (loss), net of tax	18	(712)

Comprehensive income, net of tax	6,511	4,241

1)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

2)	Changes in shareholders’ equity include net income together with other changes not related to investments by and distribution to shareholders.

Hydro Information Memorandum     48

HYDRO AFTER DEMERGER
COMBINED BALANCE SHEETS (unaudited)

	31 December
Amounts in NOK million, except outstanding shares	2006	2005

ASSETS

Cash and cash equivalents	6,609	10,266
Short-term investments	15,020	3,859
Accounts receivable, less allowances of NOK 685 and NOK 638	14,328	12,162
Receivable Hydro Petroleum	200	779
Inventories	14,220	12,952
Prepaid expenses and other current assets	5,364	6,459
Current deferred tax assets	489	452
Current assets held for sale	1,122	—

Total current assets	57,351	46,930

Non-consolidated investees	8,780	8,601
Property, plant and equipment, less accumulated depreciation, depletion, amortization and impairment losses	31,158	34,623
Intangible assets	1,589	2,064
Prepaid pension, investments and other non-current assets	6,354	8,633
Deferred tax assets	211	575
Non-current assets held for sale	2,569	—

Total non-current assets	50,661	54,496

Total assets	108,012	101,426

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest-bearing short-term debt	2,084	2,672
Current portion of long-term debt	424	190
Current liabilities Hydro Petroleum	19,227	20,293
Other current liabilities	20,477	17,418
Current deferred tax liabilities	792	884
Current liabilities in disposal group	738	—

Total current liabilities	43,742	41,457

Long-term debt	367	722
Accured pension liabilities	8,895	7,666
Other long-term liabilities	3,759	3,771
Deferred tax liabilities	1,080	3,100
Long-term liability in disposal group	273	—

Total long-term liabilities	14,374	15,259

Minority shareholders’ interest in consolidated subsidiaries	707	981

Other shareholders’ equity	54,232	45,429
Accumulated other comprehensive income (loss)	(5,043)	(1,700)

Shareholders’ equity	49,190	43,729

Total liabilities and shareholders’ equity	108,012	101,426

Total number of outstanding shares, millions 1)	1,226	1,250
Nominal value per share 1)	3.66	3.66

1)	Previously reported nominal value per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

49    Hydro Information Memorandum
6.5.3	Independent accountants’ report for Hydro After Demerger
To the Shareholders of Norsk Hydro ASA
We have examined the combined balance sheets of Hydro After Demerger as of 31 December 2006 and 2005, and the related combined statements of income and combined statements of comprehensive income for the years then ended. This financial information has been prepared for the purpose of showing the financial effect on Norsk Hydro ASA and subsidiaries after the demerger of its petroleum activities which are to be merged with Statoil ASA. The historical consolidated financial statements of Norsk Hydro ASA and subsidiaries prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) were audited by us (on which we have issued our report dated 12 March 2007 and 7 March 2006, respectively). We have examined the allocation adjustments made to the historical US GAAP consolidated financial information of Norsk Hydro ASA and subsidiaries reflecting the demerger of Norsk Hydro ASA’s petroleum activities in accordance with the Merger Plan between Norsk Hydro ASA and Statoil ASA. The allocation adjustments are based upon management’s assumptions described in “Hydro After Demerger basis for presentation” in section 6.5.1 in the Information Memorandum. Management is responsible for such assumptions and allocation adjustments reflected in the financial information for Hydro After Demerger. Management is also responsible for the Hydro After Demerger financial information. Our responsibility is to express an opinion on the allocation adjustments to the historical US GAAP consolidated financial information based on our examination.
We conducted our examination in accordance with International Standard on Assurance Engagements 3000 and accordingly, included such procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.
In our opinion, management’s assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned proposed demerger, the related allocation adjustments give appropriate effect to those assumptions, and are properly reflected in the Hydro After Demerger financial information as of 31 December 2006 and 2005 and for the years then ended, as presented in section 6.5.2 of the Information Memorandum.
Oslo, Norway, 20 March 2007
Deloitte AS
/s/ Aase Aa. Lundgaard
State Authorized Public Accountant (Norway)
6.5.4	Name and address of Hydro’s auditors for the last three years
Deloitte AS
Karenslyst allè 20
P.O. Box 347 Skøyen
NO-0213 Oslo
Norway
6.5.5	Other financial information
After the Demerger, management believes that cash from continuing operations, together with liquid holdings and available credit facilities, will be more than sufficient to meet anticipated capital expenditures, operational requirements, dividends and debt repayments in the second half of 2007 and the first half of 2008.
Presentation of the condensed income statements for the years ended 31 December 2006 and 2005 and the condensed balance sheets as of 31 December 2006 and 2005 for Hydro Consolidated, Hydro Petroleum Demerger Carve-out Combined and Hydro After Demerger Combined is made for information purposes only. The following financial information gives the Hydro financial information split between Hydro Petroleum and Hydro After Demerger, in accordance with the demerger carve-out principles as described in Hydro After Demerger basis for presentation.

Hydro Information Memorandum     50

CONDENSED STATEMENTS OF INCOME (unaudited)
Year ended 31.12.2006

			Hydro
			Petroleum
			Demerger	Hydro
	Hydro		Carve-out	After Demerger
NOK Million, except per share information	Consolidated	Adjustments 1)	Combined	Combined

Operating revenues	196,234	1,536	95,138	102,632

Depreciation, depletion and amortization	22,164		18,202	3,963
Other operating costs	121,837	1,536	32,519	90,862

Operating income	52,224	—	44,417	7,808

Equity in net income of non-consolidated investees	962		201	761
Interest income and expense, net	1,785		1,639	146
Other income (loss), net	53		53	—

Income before tax and minority interest	55,024	—	46,310	8,714

Income tax expense	(37,598)		(35,412)	(2,186)
Minority interest	(202)			(202)

Income from continuing operations	17,224		10,898	6,327
Income from discontinued operations	167		—	167

Net income	17,391		10,898	6,493

Earnings per share from continuing operations	13.90		8.90	5.10
Earnings per share	14.00		8.90	5.20

Average number of outstanding shares, million	1,241		1,241	1,241

1)	Adjustments constitutes operating revenues from sales from Hydro Petroleum to Hydro After Demerger and from Hydro After Demerger to Hydro Petroleum during the year.

51    Hydro Information Memorandum

CONDENSED BALANCE SHEETS (unaudited)
31.12.2006

			Hydro
			Petroleum
			Demerger	Hydro
	Hydro		Carve-out	After Demerger
NOK Million, except per share information	Consolidated	Adjustments 1)	Combined	Combined

Assets

Cash and cash equivalents	6,760		152	6,609
Short-term investments	15,020		1	15,020
Receivables	42,732		22,551	20,181
Receivable Hydro Petroleum / Hydro After Demerger	—	19,372	19,172	200
Inventories	16,497		2,227	14,220
Current assets held for sale	1,122		—	1,122

Total current assets	82,131	19,372	44,153	57,351

Property, plant and equipment, less accumulated depreciation, depletion and amortization	124,976		93,818	31,158
Other non-current assets	24,317	990	8,372	16,934
Non-current assets held for sale	2,569		—	2,569

Total non-current assets	151,862	990	102,190	50,661

Total assets	233,993	20,362	146,343	108,012

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	3,213		1,129	2,084
Current portion of long-term debt	441		17	424
Payable Hydro Petroleum / Hydro After Demerger	—	19,372	145	19,227
Other current liabilities	56,684		35,414	21,269
Current liabilities in disposal groups	738		—	738

Total current liabilities	61,076	19,372	36,705	43,742

Long-term debt	19,619		19,252	367
Other long-term liabilities	28,517	875	16,738	12,654
Deferred tax liabilities	27,307	114	26,340	1,080
Long-term liabilities in disposal groups	273		—	273

Total long-term liabilities	75,716	989	62,330	14,374

Minority shareholders’ interest in consolidated subsidiaries	707		—	707

Shareholders’ equity	96,496		47,306	49,190

Total liabilities and shareholders’ equity	233,993	20,361	146,343	108,012

Total number of outstanding shares, millions 2)	1,226		1,226	1,226
Nominal value per share 2)	3.66		3.66	3.66

1)	Previously reported nominal value per share and total number of shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

2)	Adjustments constitutes receivables and payables between Hydro Petroleum and Hydro After Demerger. The main element is the agreed demerger receivable of NOK 18,196 million.

Hydro Information Memorandum    52

CONDENSED STATEMENTS OF INCOME (unaudited)
Year ended 31.12.2005

			Hydro
			Petroleum
			Demerger	Hydro
	Hydro		Carve-out	After Demerger
NOK Million, except per share information	Consolidated	Adjustments 1)	Combined	Combined

Operating revenues	171,231	1,675	80,806	92,100

Depreciation, depletion and amortization	15,752		10,518	5,234
Other operating costs	109,242	1,675	28,474	82,443

Operating income	46,237	—	41,814	4,423

Equity in net income of non-consolidated investees	593		102	491
Interest income and expense, net	(1,889)		(2,422)	533
Other income (loss), net	990		66	924

Income before tax and minority interest	45,932	—	39,560	6,372

Income tax expense	(30,271)		(28,874)	(1,397)
Minority interest	(118)			(118)

Income from continuing operations	15,542		10,686	4,857
Income from discontinued operations	174		—	174

Income before cumulative effect of change in accounting principles	15,716		10,686	5,031

Cumulative effect of change in accounting principles	(78)		—	(78)

Net income	15,638		10,686	4,953

Earnings per share from continuing operations	12.50		8.50	3.90
Earnings per share	12.50		8.50	4.00

Average number of outstanding shares, million	1,254		1,254	1,254

1)	Adjustments constitutes operating revenues from sales from Hydro Petroleum to Hydro After Demerger and from Hydro After Demerger to Hydro Petroleum during the year.

53    Hydro Information Memorandum

CONDENSED BALANCE SHEETS (unaudited)
31.12.2005

			Hydro
			Petroleum
			Demerger	Hydro
	Hydro		Carve-out	After Demerger
NOK Million, except per share information	Consolidated	Adjustments 1)	Combined	Combined

Assets

Cash and cash equivalents	10,463		197	10,266
Short-term investments	3,865		6	3,859
Receivables	41,411		22,338	19,073
Receivable Hydro Petroleum / Hydro After Demerger	—	21,069	20,290	779
Inventories	14,553		1,601	12,952
Current assets held for sale	—		—	—

Total current assets	70,293	21,069	44,431	46,930

Property, plant and equipment, less accumulated depreciation, deplation and amortization	128,191		93,568	34,623
Other non-current assets	28,711	468	9,307	19,873
Non-current assets held for sale	—		—

Total non-current assets	156,902	468	102,874	54,496

Total assets	227,194	21,537	147,306	101,426

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	4,658		1,986	2,672
Current portion of long-term debt	379		189	190
Payable Hydro Petroleum / Hydro After Demerger	—	21,069	776	20,293
Other current liabilities	48,219		29,918	18,302
Current liabilities in disposal groups	—		—	—

Total current liabilities	53,256	21,069	32,868	41,457

Long-term debt	21,387		20,665	722
Other long-term liabilities	22,363	468	11,394	11,437
Deferred tax liabilities	33,713		30,613	3,100
Long-term liabilities in disposal groups	—		—	—

Total long-term liabilities	77,462	468	62,672	15,259

Minority shareholders’ interest in consolidated subsidiaries	981		—	981

Shareholders’ equity	95,495		51,765	43,729

Total liabilities and shareholders’ equity	227,195	21,537	147,306	101,426

Total number of outstanding shares, millions 2)	1,250		1,250	1,250
Nominal value per share 2)	3.66		3.66	3.66

1)	Previously reported nominal value per share and total number of shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

2)	Adjustments constitutes receivables and payables between Hydro Petroleum and Hydro After Demerger. The main element is the agreed demerger receivable of NOK 18,196 million.

Hydro Information Memorandum    54
6.6 Organization, Board of Directors and management
6.6.1 Legal form, address and business register number
Norsk Hydro ASA is a public limited company organized under Norwegian law. Our business register number is NO. 914 778 271. Hydro is subject to the provisions of the Norwegian act relating to public limited liability companies (i.e., the Norwegian Public Limited Companies Act). Our principal executive offices are located at Drammensveien 264, Vækerø, N-0240 Oslo, Norway; telephone number: 47-22-53-81-00. Hydro’s internet site is www.hydro.com.
6.6.2 Legal structure
Norsk Hydro ASA will continue to be the ultimate parent company of the Hydro group after the Demerger. Hydro has three significant subsidiaries, all of which are wholly owned. They are Norsk Hydro Produksjon AS and Hydro Aluminium AS, both incorporated in Norway, and Hydro Aluminium Deutschland GmbH, which is incorporated in Germany.
Following the Demerger, Norsk Hydro Produksjon AS will primarily be comprised of the hydroelectric power plants, located in Telemark and Røldal/Suldal, and associated trading activities.

55    Hydro Information Memorandum
6.6.3 Management
As of 31 December 2006, the Hydro Corporate Management Board (CMB) consisted of seven individuals. In the period 1 January 2007 through 28 February 2007, press releases have been issued containing information related to a resignation from or appointments to the CMB.
Hilde Aasheim stepped down from the CMB on 16 January 2007 to concentrate on leading the planning of the integration of Hydro Petroleum’s activities with Statoil. Effective from the completion of the Merger, Tore Torvund will step down from the Hydro Corporate Management Board, leaving Hydro to join the Merged Company as a member of corporate management.
On 8 February 2007 it was announced that Tom Røtjer and Jørgen C. Arentz Rostrup will be appointed as members of Hydro’s Corporate Management Board, with responsibilities for Projects and Power, respectively. Their appointments will take effect following completion of the Merger of Hydro Petroleum with Statoil.
The following table lists the members of the Hydro After Demerger Corporate Management Board, their place of residence and position, to the extent of the information known as of the date of this document.

Corporate management Board	Place of Residence	Position
Eivind Reiten	Oslo, Norway	President and Chief Executive Officer
John Ove Ottestad	Lier, Norway	Executive Vice President and Chief Financial Officer
Svein Richard Brandtzæg 1)	Karmsund, Norway	Executive Vice President Aluminium Products
Torstein Dale Sjøtveit 2)	Baerum, Norway	Executive Vice President Aluminium Metal
Cecilie Ditlev–Simonsen3)	Oslo, Norway	Executive Vice President Communication and Reputation Management
Tom Røtjer 4)	Oslo, Norway	Executive Vice President Projects
Jørgen C. Arentz Rostrup 5)	Oslo, Norway	Executive Vice President Power
1)	Svein Richard Brandtzæg joined the Corporate Management Board 1 February 2006.

2)	Torstein Dale Sjøtveit joined the Corporate Management Board 1 April 2006.

3)	Cecilie Ditlev–Simonsen joined the Corporate Management Board 5 December 2006.

4)	Tom Røtjer was appointed to the Corporate Management Board on 8 February 2007, with the appointment to take effect upon completion of the Demerger.

5)	Jørgen C. Arentz Rostrup was appointed to the Corporate Management Board on 8 February 2007, with the appointment to take effect upon completion of the Demerger.

Members of the Corporate Management Board have been granted share appreciation rights (SARs) during the period 2002-2006. SAR activity during 2006, as well as the number and intrinsic value of SARs outstanding as of year-end 2006 and share ownership as of 31 December 2006 for the members of the Hydro After Demerger Corporate Management Board are given in the table below.

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						Weighted
						Average Exercise
			SARs	SARs	SARs	Price of SARs	Intrinsic Value	Number of
	SARs	SARs Granted	Vested in	Exercised in	Outstanding in	outstanding as	of outstanding	shares held
Corporate Management Board	31.12.2005	01.07.2006	2006	2006	31.12.2006	of 31.12.2006	options 1)	31.12.2006 2)

Eivind Reiten	200,000	75,000	50,000	40,000	235,000	128.67	15,234,300	68,395
John Ove Ottestad	167,620	50,000	35,000	32,620	185,000	118.82	13,816,300	41,380
Svein Richard Brandtzæg 3)	52,500	50,000	17,500	17,500	85,000	148.15	3,854,500	8,790
Torstein Dale Sjøtveit 4)	52,500	50,000	17,500	17,500	85,000	148.15	3,854,500	6,990
Cecilie Ditlev-Simonsen 5)	35,000	12,500	10,000	10,000	37,500	131.53	2,323,750	4,085
Tom Røtjer 6)	45,000	17,500	10,000	10,000	52,500	131.53	3,253,250	3,705
Jørgen C. Arentz Rostrup 7)	—	17,500	—	—	17,500	175.00	323,750	1,335

1)	Share price 31 December 2006 less exercise price multiplied by the number of SARs outstanding as of year-end.

2)	Number of shares held includes related party share holdings as of 31 December 2006, in addition to the shares held directly by the corporate management board member.

3)	Svein Richard Brandtzæg joined the Corporate Management Board 1 February 2006.

4)	Torstein Dale Sjøtveit joined the Corporate Management Board 1 April 2006.

5)	Cecilie Ditlev-Simonsen joined the Corporate Management Board 5 December 2006.

6)	Tom Røtjer was appointed to the Corporate Management Board 8 February 2007, with the appointment to take effect upon completion of the Demerger.

7)	Jørgen C. Arentz Rostrup was appointed to the Corporate Management Board 8 February 2007, with the appointment to take effect upon completion of the Demerger.

Presentation of the Corporate Management Board
Eivind Reiten succeeded Egil Myklebust as President and Chief Executive Officer of Hydro, effective from 2 May 2001. From 1999 to the date of his appointment as President and CEO, Reiten served as Executive Vice President for Hydro’s Light Metals business area. From 1996 to 1998, he served as President of Hydro Aluminium Metal Products. From 1992 to 1996, he served as President of Hydro’s Refining and Marketing Division. From 1991 to 1992, he served as Senior Vice President, Special Projects. From 1988 to 1990, he served as President of the Energy Division, following a two-year period as manager, and later Vice President for Hydro Agri. From 1990 to 1991, he had the position of Minister of Petroleum and Energy in the Norwegian government. During the seven-year period from 1979 to 1986, Reiten held several governmental posts including Junior Executive Officer in the Ministry of Fisheries and Secretary to the Center Party’s Parliamentary Group and State Secretary, Ministry of Finance and Minister of Fisheries. Reiten graduated from the University of Oslo in 1978 with a degree in economics.
John Ove Ottestad has served as Executive Vice President and Chief Financial Officer since 1 March 2002. Employed at Hydro since 1975, Ottestad has held numerous positions. Ottestad served as Senior Vice President for Mergers and Acquisitions from 1999 to 2002, as President of Hydro’s Refining and Marketing Division from 1996 to 1999, as President of Hydro’s Magnesium Division from 1988 to 1996, and as President of Hydro Innovation from 1985 to 1987. Between 1975 and 1985, Ottestad served as Director for Corporate Strategic Planning, as a manager in Corporate Financial Planning and as an engineer in the Oil and Gas Division. Ottestad also served two years as an EDP scientist with the Norwegian Research Foundation, SINTEF. Ottestad graduated from the Norwegian Institute of Technology in 1973 with a masters degree in physics.
Svein Richard Brandtzæg was appointed Executive Vice President responsible for Aluminium Products in 2006. Brandtzæg was employed by ÅSV in 1986 when the company was acquired by Hydro and held a number of management positions until becoming head of Hydro’s magnesium business in 2000. During the period 2002-2003 he was President of Metal Products. From 2003 onwards he was Sector President for Rolled Products. Brandtzæg was born in 1957 and holds a doctorate from the Norwegian Institute of Technology. He is also a business graduate.

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Torstein Dale Sjøtveit was appointed Executive Vice President responsible for Aluminium Metal in 2006. He has held a wide range of positions in Hydro since 1981. These include total quality management, planning and finance, project management and international exploration. From 1996 to 2001 he was Head of Hydro’s West African Business Unit, based in Angola. Between 2001 and 2003 he was President of Exploration and Development Norway. He became President, Hydro Other Businesses, in 2003. He was appointed Sector President of Primary Metal in 2005. Sjøtveit holds a degree in civil engineering from the Stavanger School of Engineering.
Cecilie Ditlev-Simonsen was appointed Executive Vice President responsible for Communication and Reputation Management in 2006. She joined Hydro as Senior Vice President of Corporate Communication in 2002. She has previously worked as Managing Consultant in the executive search firm Futurestep/Korn Ferry International and Executive Vice President for the Norwegian State Railways. Ditlev-Simonsen has also been communication manager for IBM Norway and for IBM Nordic. She has also worked as a consultant with Norwegian communication agencies and as a political adviser to the Executive Board of the City of Oslo. Ditlev-Simonsen was an elected member of the Oslo City Council from 1992-1995. She worked for several US newspapers during and after studying journalism at the Medill School of Journalism at Northwestern University, USA.
Tom Røtjer will be appointed Executive Vice President Projects, to take effect upon completion of the Merger. He is currently project director for the Ormen Lange gas field development. As a member of the Corporate Management Board, he will be responsible for Hydro’s projects in Norway and abroad, including the planned Qatalum aluminium project in Qatar. Røtjer has been involved in most of Hydro’s development projects since he joined the company in 1980 and headed Hydro’s technology and project sector for nearly six years. He will continue to head the Ormen Lange project until the field comes onstream, scheduled for October 2007. Røtjer holds an engineering degree from the Norwegian University of Science and Technology (NTNU) in Trondheim.
Jørgen C. Arentz Rostrup will be appointed Executive Vice President Power, to take effect upon completion of the Merger. He will manage Hydro’s power production facilities, including solar energy activities. His previous position in Hydro was as head of Oil & Energy Markets, in charge of oil, gas and power sales. Since joining Hydro in 1991, he has held a number of management positions in energy, finance and international business development in Norway, the United States and Singapore. Rostrup holds a Master’s degree from the Norwegian School of Economics and Business Administration (NHH) in Bergen.

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6.6.4          Board of Directors
As of 31 December 2006 the Hydro Board of Directors consisted of nine individuals, as indicated in the table below. Any possible changes to the composition of the Hydro Board of Directors after the Demerger are not currently known. Board members do not participate in the Hydro share appreciation right grants.
The following table lists the members of the Board of Directors, their place of residence, position and board committee assignments, if applicable, and share ownership as of 31 December 2006. Share ownership includes shares owned directly and shares owned by related parties.

Board of Directors	Place of Residence	Position	Share Ownership

Jan Reinàs	Oslo, Norway	Chairperson, Compensation Committee	—
Elisabeth Grieg	Oslo, Norway	Deputy Chairperson, Audit Committee	30,400
Håkan Mogren	Stockholm, Sweden	Director, Compensation Committee	—
Kurt Anker Nielsen	Copenhagen, Denmark	Director, Audit Committee	—
Grete Faremo 1)	Oslo, Norway	Director	—
Lena Olving 1)	Hjo, Sweden	Director	—
Geir Nilsen 2)	Porsgrunn, Norway	Director	465
Terje Friestad 2)	Skudeneshavn, Norway	Director, Audit Committee	1,370
Sten Roar Martinsen 2)	Kopervik, Norway	Director	75

1)	Board member as of 19 May 2006.

2)	Employee representative on the board elected by the employees in accordance with the Norwegian Public Limited Companies Act.

59	Hydro Information Memorandum
6.6.5          Corporate Assembly
Members of the Corporate Assembly, their place of residence and share ownership as of 31 December 2006 are listed in the table below. Total Corporate Assembly shareholdings represent less than 1 percent of the total Hydro shares outstanding as of 31 December 2006. Members of the Corporate Assembly do not have any share appreciation rights or stock options granted by Hydro. Possible changes to the composition of the Corporate Assembly after the Demerger are not known as of the date of this document.

Corporate Assembly	Place of Residence	Share Ownership 1)

Svein Steen Thomassen (Chairperson)	Bergen, Norway	500
Siri Teigum (Deputy Chairperson)	Oslo, Norway	—
Sven Edin	Porsgrunn, Norway	1,195
Billy Fredagsvik	Høyanger, Norway	265
Anne-Margrethe Firing 2)	Oslo, Norway	5,820
Aase Gudding Gresvig	Oslo, Norway	—
Westye Høegh	Oslo, Norway	64,000
Idar Kreutzer	Oslo, Norway	—
Kjell Kvinge	Kolsås, Norway	685
Dag Harald Madsen	Heistad, Norway	190
Roger Oterholt	Skien, Norway	75
Anne Merete Steensland	Oslo, Norway	121,360
Rune Strande	Bøverbru, Norway	80
Sten-Arthur Sælør	Østerås, Norway	—
Lars Tronsgaard	Drammen, Norway	—
Karen Helene Ulltveit-Moe	Oslo, Norway	55.000
Terje Venold 2)	Stabekk, Norway	200
Svein Aaser	Drøbak, Norway	9,360

		Share
Deputy Assembly	Place of Residence	Ownership 1)

Nils Roar Brevik	Orkanger, Norway	80
Tore Amund Fredriksen	Porsgrunn, Norway	645
Erik Garaas	Oslo, Norway	—
Sónia F.T. Gjesdal	Oslo, Norway	660
Line Melkild	Sunndalsøra, Norway	140
Bjørn Nedreaas	Åkerhamn, Norway	270
Wolfgang Ruch	Manching, Germany	875
Unni Steinsmo	Trondheim, Norway	—
Gunvor Ulstein	Ulsteinvik, Norway	—
Bjørn Øvstetun	Øvre Årdal, Norway	75

1)	Number of shares includes any related party shareholdings in addition to the shares held directly by the Corporate Assembly or Deputy Assembly member.

2)	Member of the Corporate Assembly from 10 May 2006.

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6.6.6          Related party transactions
Major Shareholders
Major shareholders as of 31 December 2006 are listed below. There is no direct impact expected on major shareholders’ ownership as a result of the Demerger.

Hydro’s 20 largest shareholders, 31 December 2006

	Number of	Ownership
Shareholder	Share	interest

Norwegian State	563,773,605	43.82%
Morgan Guaranty Trust (ADR)	65,978,114	5.13%
Hydro	60,279,570	4.69%
State Street Bank and Trust (nominee)	48,625,179	3.78%
Folketrygdfondet	47,699,635	3.71%
JPMorgan Chase Bank (nominee)	22,657,683	1.76%
Euroclear Bank (nominee)	13,974,448	1.09%
Vital Forsikring	13,193,640	1.03%
Capital EuroPacific Growth Fund	12,392,000	0.96%
Capital New Perspective Fund	10,820,000	0.84%
Capital Word Growth and Income fund	7,329,500	0.57%
Mellon Bank (nominee)	7,079,451	0.55%
Clearstream Banking (nominee)	6,835,618	0.53%
SIS Segaintersettle (nominee)	6,733,723	0.52%
JPMorgan Chase Bank (nominee)	6,691,798	0.52%
Investors Bank & Trust Company (nominee)	6,655,176	0.52%
DnB NOR Norge (IV)	6.652,799	0.52%
State Street Bank and Trust (nominee)	6,162,353	0.48%
Goldman Sachs International	6,094,182	0.47%
Goldman Sachs & Co (nominee)	5,595,742	0.43%

Source: Norwegian Central Securities Depository (VPS)

Related Parties
The following is a discussion of Hydro After Demerger’s related parties, namely the Norwegian State, Aluminium Norf GmbH (Alunorf), Alumina do Norte do Brasil S. A. (Alunorte), Sfr-Norge Aluminium AS (Sfral), Aluminium & Chemie Rotterdam B. V. (Aluchemie), Meridan Technologies Inc. (Meridan), Qatar Vinyl Company Ltd. (QVC) and Noretyl AS.
As of 31 December 2006, the Ministry of Trade and Industry of Norway owned 563,773,605 ordinary shares. This represents 43.8 percent of the total number of ordinary shares authorized and issued and 46 percent of the total shares outstanding. As of 31 December 2006 the National Insurance Fund “Folketrygdfondet” owned 47,699,635 ordinary shares. This represents 3.7 percent of the total number of ordinary shares issued and 3.9 percent of the total shares outstanding. In total, the Norwegian State owns 611,473,240 ordinary shares. This represents 47.5 percent of the total number of ordinary shares issued and 49.9 percent of the total shares outstanding. There are no preferential voting rights associated with the ordinary shares held by the State. In the discussion that follows, all previously reported share amounts or share prices have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

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The Annual General Meeting held on 9 May 2006 approved a new buyback authorization of 22,470,482 shares over a one-year period. The Norwegian State has agreed to participate in the redemption of a proportional number of shares in order to leave its percentage ownership interest unchanged. Including the share redemption, a total of 40,000,000 shares may be cancelled. Share repurchases can be made in the share price interval of NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be for no other purpose than cancellation by means of capital reduction. A final decision on cancelling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders. In addition, the 9 May 2006 Annual General Meeting resolved to revoke the buyback authorization approved by the Extraordinary General Meeting held on 1 December 2004, allowing for a buyback of up to 28,088,105 shares in the share price interval of NOK 40 to NOK 140 per share. The General Meeting decided to cancel the acquired shares. The Norwegian State agreed to participate in the redemption of a proportional number of shares in order to leave its percentage ownership interest unchanged. Consequently, 3,644,685 shares were redeemed at a price of NOK 129.30 per share on 14 July 2006. A total of 8,316,685 shares at par value of NOK 3.66 per share were cancelled. For the transactions, the Norwegian State received compensation of NOK 471 million.
In December 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 14,044,050 treasury shares acquired in 2004 in a buyback program approved by the 2004 Annual General Meeting. These shares were acquired at a market price of NOK 1,239 million. The extraordinary General Meeting also authorized the redemption of 10,955,950 shares owned by the Norwegian State. As compensation, the Norwegian State received NOK 981 million. The cancellation and redemption were completed in February 2005.
In January 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 7,421,500 treasury shares acquired in 2003 for a market price of NOK 555 million. The General Meeting also authorized the redemption of 5,789,610 shares owned by the Norwegian State. As compensation, the State received NOK 445 million. The cancellation and redemption were completed on 17 March 2004.
Aluminium Norf GmbH (Alunorf) is the world’s largest rolling mill located in Germany nearby other Hydro facilities. Alunorf is jointly owned by Hydro and Novelis (50 percent each). Each partner supplies Alunorf with raw material, which is transformed to flat rolled coils and delivered to the partners. Sales from Alunorf to Hydro based on this tolling arrangement amounted to NOK 1,433 million in 2006, NOK 1,317 million in 2005 and NOK 1,373 million in 2004. Hydro’s revenues from sales to Alunorf were not material. Alunorf is part of Rolled Products.
Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Hydro’s ownership share is 34 percent. Hydro purchased alumina from Alunorte amounting to NOK 2,751 million, 1,314 million, and NOK 1,109 million in 2006, 2005 and 2004, respectively. Alunorte is part of Aluminium Metal.
Sør-Norge Aluminium AS (Søral), part of Aluminium Metal, is a Norwegian primary aluminium manufacturer. Søral sells 50 percent of its production to each major owner at current market prices. The other 50 percent owner of Søral is Alcan. Sale of aluminium from Søral to Hydro amounted to NOK 1,531 million, NOK 1,047 million and NOK 1,115 million in 2006, 2005 and 2004, respectively. Sale of alumina, metal and carbon from Hydro to Søral amounted to NOK 568 million, NOK 496 million and NOK 671 million in 2006, 2005 and 2004, respectively.
Aluminium & Chemie Rotterdam B.V (Aluchemie) is an anode producer located in the Netherlands. Hydro increased its shareholding in 2004 from 21.21 percent to 36.2 percent. Hydro purchased anodes from Aluchemie amounting to NOK 587 million, NOK 482 million and 591 million in 2006, 2005 and 2004, respectively. Sales from Hydro to Aluchemie amounted to NOK 111 million, NOK 84 million and NOK 12 million in 2006, 2005 and 2004, respectively. Aluchemie is part of Aluminium Metal.
Meridian Technologies Inc. (Meridian) is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidiary of the Fiat group) and 49 percent by Hydro. Meridian provides magnesium die-casting products to the automobile industry. Meridian purchases alloyed magnesium from Hydro. Sales from Hydro to Meridian amounted to NOK 38 million, NOK 196 million and NOK 238 million in 2006, 2005 and 2004, respectively. A contract to sell Hydro’s shares in Meridian was signed in December 2006 and the transaction completed in March 2007 with no significant impact on Hydro’s results. Meridian was part of Aluminium Products.

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Hydro owns 29.7 percent of Qatar Vinyl Company Ltd (QVC). The other owners are three unaffiliated companies. QVC produces Caustic Soda, EDC and VCM. Hydro and the other partners deliver technical, marketing and support services to QVC. Hydro and Borealis each own 50 percent of Noretyl AS, a joint venture. Noretyl is part of Polymers. Hydro paid processing fees to Noretyl for refining of NGL of NOK 267 million, NOK 277 million and NOK 242 million in 2006, 2005 and 2004, respectively.
6.6.7           Corporate governance
Sound and transparent governance contributes to both value creation and improved results; it builds trust and establishes a basis for responsible conduct. Corporate governance is therefore central to Hydro’s development. Strategies and targets are developed on the basis of an integrated governance and management system that builds on The Hydro Way-our framework for leadership, organization and culture. Our corporate governance has been designed to provide a foundation for value creation and to ensure good control mechanisms. Hydro’s main listing is on the Oslo Stock Exchange. Hydro is also listed on the New York Stock Exchange (NYSE) and five other stock exchanges. Hydro complies with the Norwegian Code of Practice for Corporate Governance of November 2006 and with legislation and NYSE requirements relevant to foreign companies listed on the NYSE.
6.6.8           Legal and arbitration proceedings
Management believes that there are no legal disputes or tax matters outstanding as of the date of this Information Memorandum that will be material to Hydro After Demerger.
6.6.9           Material contracts
Material contracts are defined as any material contract entered into other than in the ordinary course of the business.
Hydro had no material contracts for the two years preceding the date of this Information Memorandum, other than the Merger Plan.

63	Hydro Information Memorandum

7 Risk factors related to the business of Hydro after the Demerger
Set forth below is a description of certain risks that may effect Hydro’s business, financial condition and results of operations after the merger of Hydro Petroleum with Statoil.
The risk factors described below may not be inclusive of all the risks that will be faced by Hydro after the Demerger. Other risks and uncertainties, including those not currently considered material, may impair Hydro’s business.
Future acquisitions, mergers, or strategic alliances may adversely affect our financial condition.
Our business has grown partly through the acquisition of other businesses. For example, in 2002, we acquired all of the outstanding shares of the German aluminium company VAW.
If the proposed merger of Hydro’s petroleum activities with Statoil is completed, we intend to focus on growing our aluminium business through targeted international business development. We also intend to play a role in the restructuring of the rolled products industry in Europe. Such strategies may involve future mergers and acquisitions or strategic alliances.
There are numerous risks commonly encountered in business combinations, including the risk that we may not be able to effectively integrate businesses acquired or generate the cost savings and synergies anticipated. The integration of a business may involve a number of risks, including the diversion of management attention and other corporate resources from day-to-day operations. Integration of information and transaction systems can also be complex and time-consuming. Failures could result in delays of critical business processes such as invoicing, payments and collections. Unknown or unrecorded material liabilities could also exist within an acquired business and not be detected regardless of adhering to accepted levels of investigation and due diligence in the acquisition process. Similarly, expectations about future developments influencing the valuation of assets may prove to be inaccurate, resulting in lower operating results and potential asset write-downs. Any of these risks could have a material effect on our financial condition and operating results. In addition, financial markets and investors closely follow merger and acquisition activities. As a result, success or failure could have a substantial impact on our share price and the overall valuation of the company.
A substantial or extended decline in aluminium prices would have a material adverse effect on our business.
The aluminium industry is highly cyclical. Virtually all aluminium end-use markets, including the building, transportation and packaging industries, are also cyclical. In addition, there is uncertainty concerning developments in supply and demand, in particular, regarding the overall economic developments in China as well as potential further restructuring within the aluminium industry as a whole. Price developments within the London Metal Exchange (LME), which represents the main reference price for the industry, reflect the cyclicality and uncertainties discussed above. Active trading by financial investors and investment funds on the LME has added a significant risk of increased volatility in aluminium prices.
Fluctuations in prevailing aluminium prices could negatively affect the financial results of our aluminium business.
Expansion of our business in emerging and transitioning market countries presents a higher degree of financial, political, economic and business risk.
We have decided to reposition our aluminium business and focus more on upstream operations, including primary metal production. In the future, development of new primary capacity is expected to migrate to areas with abundant, low cost energy. Many such areas are located in countries characterized by emerging and transitioning markets. We are also evaluating a number of projects globally to grow and expand our upstream aluminium operations. New business development offices have been opened in several key regions including Angola, Brazil, Indonesia, Russia and South Africa.
We have a substantial interest in the Brazilian alumina refinery, Alunorte, and have decided to participate in a further expansion of the plant. Alunorte is a key supplier of alumina for our aluminium operations. The expansion will increase the relative importance of Alunorte as the major supplier of raw materials for our smelters.

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Emerging or transitioning market countries may experience political instability, civil strife, acts of war and local security concerns that threaten the safe operation of facilities, and governments in such countries may engage in expropriation or nationalization of property, restrictions on production or imports and exports, price controls, tax increases and cancellation of contract rights. Any of these conditions occurring could disrupt or terminate our operations, causing development activities to be curtailed or terminated in these areas or production to decline and could result in additional costs. In addition, legal, fiscal and regulatory systems may be less stable and have a lower degree of transparency, making investment evaluation more difficult and increasing the risk that actual returns are substantially lower than expected.
Emerging and transitioning market countries represent a competitive threat to our businesses that could be exacerbated by regulatory developments in Europe.
Emerging or transitioning market countries with abundant natural resources, low cost labor and energy and lower environmental standards have posed and will continue to pose a competitive threat to our business.
China, for example, has developed a substantial aluminium industry with a significant influence on the global aluminium market balance. While consumption of primary aluminium in China has increased at a very rapid pace in recent years, China’s own increased production may decrease the need for imports and thereby cause a decline in the market for our primary metal. Moreover, China is expected to significantly increase production of semi-fabricated and finished aluminium products in the near term, both of which could cause a decline in the market for our primary metal and metal products. In recent years China also has developed substantial magnesium capacity based on labor-intensive production processes. Increased quantities of Chinese magnesium available in Western markets have resulted in significant downward pressure on prices and a substantial restructuring of the Western magnesium industry, including our decision to exit the magnesium business.
Russia’s aluminium industry is being consolidated into one major company that will control Russia’s entire annual aluminium output of approximately 4 million mt. The new company will be an increasingly important player in primary metal production and could adversely impact the market for our production.
The EU has imposed a duty of 6 percent on imports of primary aluminium from non-EU countries, from which duty imports from EEA countries, including Norway, are exempt. However, this duty has been the subject of criticism and it is not possible to predict to what extent it will be maintained. In January 2007, the EU Commission presented a proposal to reduce the duty from 6 percent to 3 percent retroactively from 1 January 2007, and to eliminate it completely from 1 January 2009. While the reduction of the duty to 3 percent from 2007 seems to have general support, its abolishment from 2008 is more controversal. See section in this report on “Hydro after the demerger - Regulation and taxation - Aluminium regulation” for further information. Any reduction or cancellation of this duty could result in increased primary aluminium in the EU market from sources such as Russia and place downward pricing pressure on the primary metal we produce for the EU market.
Our businesses are exposed to foreign currency exchange rate fluctuations.
Our business is impacted by changes in exchange rates primarily relating to the Norwegian kroner, Euro and US dollar.
Aluminium prices are denominated in US dollars while our operating results are reported in Norwegian kroner. Accordingly, operating results will, in general, decline when the Norwegian kroner strengthens against the US dollar or Euro.
Our aluminium smelters are located in several countries other than the United States. As a result, a substantial portion of fixed costs is denominated in currencies other than the US dollar. The weak US dollar has resulted in a decline in the competitive position of our aluminium smelter system. As a result of weakened competitiveness due to the strengthened Euro compared to the US dollar and increasing energy costs, we wrote down the value of our German smelter system in 2004 by approximately NOK 2.3 billion. Our downstream aluminium operations within the Euro-zone have also suffered a decline in competitiveness compared to US dollar based competitors as a result of the continuing weak US dollar.

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Our reported earnings are subject to substantial volatility as a result of fluctuations in the market value of commodity contracts.
We are exposed to market risks from commodity price fluctuations. Market risk exposures are determined on a net exposure basis taking advantage of offsetting positions. We use derivative contracts to hedge certain exposures. For example, we hedge metal prices when entering into customer and supplier contracts with corresponding futures contracts at fixed prices. We have also initiated hedging programs relating to several of our metal plants. In addition, certain of our normal purchase and sales contracts are deemed to be derivatives under United States Generally Accepted Accounting Principals (US GAAP). In accordance with SFAS 133, all derivative instruments are required to be included in the balance sheet at fair value with changes in fair value recognized in earnings unless specific hedge criteria are met. Changes in the fair value of such contracts could cause significant fluctuations in our reported earnings.
We are exposed to risks relating to trading and commercial activities.
We are engaged in substantial trading and commercial activities in the physical markets and also use financial instruments such as forwards, futures and options both on and off exchanges in order to manage and hedge certain fluctuations in prices and production volumes.
Although we believe we have established appropriate risk management procedures, trading activities involve elements of forecasting and we bear the risk of market movements - the risk of significant losses if prices move contrary to expectations - and the risk of default by counter parties. Any of these risks could result in lower profits and could cause the value of our shares to decline.
We may suffer a major operational incident resulting in loss of life or extensive damage to the environment or communities, resulting in substantial damage to our reputation or financial position.
Our business demands large and complex industrial sites involving extensive numbers of employees. Certain of our operations are located in close proximity to sizable communities while other operations are situated in areas highly sensitive to environmental harm. Important and sizable production facilities are located on the west coast of Norway, an area subject to extreme and dramatic weather on a periodic basis.
The safe operation of all facilities is paramount in our governance model and management systems. However, major accidents due to human error, systems failures, extreme weather or deliberate sabotage, while considered remote, could result in loss of life or extensive damage to the environment or communities, resulting in substantial damage to our reputation, financial position and future prospects.
We are exposed to the risk of a deterioration or sudden dramatic decline in our reputation among important stakeholders.
Our future success depends on acknowledging and actively monitoring the concerns of all legitimate stakeholders, including employees, investors, governments, civil society groups, non-governmental organizations and the communities in which we operate. Failure to take appropriate consideration of legitimate corporate responsibility issues in investment decisions and day-to-day operations could have a material impact on our reputation or share value.
Inappropriate or inadequate communication following a major crisis, such as a major operational incident, breach of law or ethics or leak of market-sensitive confidential information could quickly and seriously impair our reputation. Depending on the nature of such a major crisis, effective communication may not mitigate serious damage to our reputation and may render our company subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks could have a material impact on our share value.
We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate.
We incur, and expect to continue to incur, substantial capital and operating costs and expenditures to comply with new laws and regulations increasing the protection of the environment and natural resources and the promotion of health and safety. These laws and regulations impose more stringent standards and requirements and potential liabilities regarding accidents and injuries, the construction and operation of our plants and facilities, oil spills or discharges, air and water pollutant emissions, the storage, treatment and discharge of waste waters, the use and handling of hazardous or toxic

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materials, waste disposal practices, and the remediation of environmental contamination, among other things. Although we believe we are in substantial compliance with currently applicable environmental, health and safety laws and regulations, there is a possibility of unintentional violation by us or violations by partners or other parties that we may be involved with. Violations of such laws and regulations could result in substantial fines or penalties, costs of corrective works and, in rare instances, the suspension or shutdown of our operations.
In addition, new laws and regulations, the imposition of tougher licensing requirements or increasingly strict enforcement or new interpretations of existing laws and regulations, may result in additional, substantial capital or operating costs, including for modifying operations, installing pollution control equipment and implementing additional safety measures. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Many of our present and former operations are and were located on properties with a long history of industrial use. Hazardous or other waste materials may have been disposed of or released at or from these properties, and examinations that have taken place at certain of these properties may not be sufficient to ascertain that they are free from contamination. Investigation and remediation of contamination, including previously unknown contamination discovered, can result in significant costs and liabilities for us.
We are also subject to claims made for damage to property or injury, including adverse health effects, to employees and other persons resulting from the environmental, health or safety effects of our operations or past contamination. While we are not presently the subject of any material claims in this regard, there can be no assurance that such claims will not be made or that, if made, such claims will not have a material adverse effect on our business, financial condition or results of operations.
We may not be successful in attracting and retaining sufficient skilled employees.
We are highly dependent on the continuous development and successful application of new technologies. In addition, our position as a major, global industrial company requires substantial capacity and competence in terms of complex management and critical business processes. In order to manage new developments in a rapidly changing world and to achieve future growth, we must recruit and retain qualified scientists, engineers, managers and other professionals within the areas of human resources, finance and accounting, law and communications.
Demand for personnel with the range of capabilities and experience required in our businesses is high and success in attracting and retaining such employees is not guaranteed. Failure to retain and attract critical personnel could result in a shortage of such people due to normal attrition. This could result in the inability to maintain the appropriate technological or business improvements or take advantage of new opportunities that may arise. A subsequent decline in competitiveness could have a negative impact on our operating results and financial condition.
Preferential rights may not be available to US holders of our shares.
Under Norwegian law, prior to our issuance of any new shares against consideration in cash, we must offer holders of our then outstanding shares preferential rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages, unless these rights are waived at a general meeting of our shareholders. These preferential rights are generally transferable during the subscription period for the related offering and may be quoted on the Oslo Stock Exchange (the OSE).
US holders of our shares may not be able to receive, trade or exercise preferential rights for new shares unless a registration statement under the US Securities Act of 1933, as amended (the Securities Act) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. If US holders of our shares are not able to receive, trade or exercise preferential rights granted in respect of their shares in any rights offering conducted by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in Hydro will be diluted.

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Holders of our shares that are registered in a nominee account may not be able to exercise voting rights as readily as shareholders whose shares are registered in their own names with the VPS.
Beneficial owners of Hydro’s shares that are registered in a nominee account, such as through brokers, dealers or other third parties, may not vote such shares unless their ownership is re-registered in their own names with the Norwegian Central Securities Depository, Verdipapirsentralen (the VPS), prior to Hydro general meetings. We cannot guarantee that beneficial owners of our shares will receive the notice for a general meeting in time to instruct their nominees to either effect a re-registration of their shares or otherwise vote their shares in the manner desired by such beneficial owners.
It may be difficult for investors based in the United States to enforce civil liabilities predicated on US securities laws against us, our Norwegian affiliates, or our directors and executive officers.
We are organized under the laws of the Kingdom of Norway. All of our directors and executive officers reside outside the United States. Further, a significant portion of our assets, and those of our directors and executive officers, are located in Norway and other Western European countries. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon us or our directors and executive officers or to enforce against us or our directors and executive officers judgments obtained in US courts predicated on the civil liability provisions of US federal securities laws. Although US investors may bring actions against Hydro, our Norwegian affiliates or any of our directors or executive officers resident in Norway, Norwegian courts are unlikely to apply US law when deciding such cases. Accordingly, there is doubt as to the enforceability, in original actions in Norwegian courts, of liabilities predicated solely on US federal securities laws. Furthermore, judgments of US courts are not enforceable in Norway.

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8 Share capital
8.1 Share capital prior to and after the Demerger
As at the date of this Information Memorandum, Hydro has an authorized and issued share capital of NOK 4,708,426,965 divided into 1,286,455,455 ordinary shares each with a par value of NOK 3.66. 60,279,570 out of these shares are treasury shares, resulting in 1,226,175,885 outstanding shares. All of the shares have equal voting rights.
Hydro expects to redeem 16,871,506 shares owned by the Norwegian State at the Extraordinary General Meeting in the second quarter of 2007 related to share repurchases Hydro made in the market during 2006. Pursuant to an agreement with the Norwegian State, the Norwegian State will participate proportionally in any repurchases Hydro made in the market. The compensation to be paid for the Norwegian State’s shares is estimated at approximately NOK 2.7 billion. At the Extraordinary General Meeting, Hydro will also propose to cancel the Norwegian State’s shares in addition to the 21,627,000 shares purchased in the market during 2006, in total 38,498,506 shares. As a result, Hydro’s authorized and issued share capital will be reduced to NOK 4,567,522,433 and the number of shares will be reduced to 1,247,956,949 prior to the merger of Hydro Petroleum with Statoil. The number of treasury shares will be reduced to 38,652,570, resulting in 1,209,304,379 outstanding shares.
The Demerger of Hydro will be effected through a reduction of Hydro’s share capital by NOK 3,197,256,703 from NOK 4,567,522,433 to NOK 1,370,256,730 by reduction of the par value of each share from NOK 3.66 to NOK 1.098. After the Demerger Hydro will have an authorized and issued share capital of NOK 1,370,256,730 divided into 1,247,956,949 shares, each with a par value of NOK 1.098, out of which 38,652,570 will be treasury stock.

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8.2 Share capital development in the last three years

		Number of				Price per	Per	Share
		shares in	Issued	Treasury	Outstanding	share	value	capital
Date	Type of change	transaction	shares	stock	shares	(NOK)	(NOK)	(NOK)

Balance 31 December 2003			266,596,650	(9,884,650)	256,712,000		20.00	5,331,933,000

17 March 2004	Redemption of share from Norwegian Sate	1,157,922	266,596,650	(11,042,572)	255,554,078	374.00	20.00	5,331,933,000
17 March 2004	Cancellation of treasury stock	2,642,222	263,954,428	(8,400,350)	255,554,078		20.00	5,279,088,560
24 March 2004	Demerger of Yara International ASA		263,954,428	(8,400,350)	255,554,078		18.30	4,830,366,032
2 June 2004	Sale of treasury stock to employees	285,152	263,954,428	(8,115,198)	255,839,230	212.25	18.30	4,830,366,032
1 - 30 June 2004	Purchase of own share	653,000	263,954,428	(8,768,198)	255,186,230	434.45	18.30	4,830,366,032
1 - 31 July 2004	Purchase of own share	630,460	263,954,428	(9,398,658)	254,555,770	432.02	18.30	4,830,366,032
1 - 31 August 2004	Purchase of own share	1,055,200	263,954,428	(10,453,858)	253,500,570	434.41	18.30	4,830,366,032
1 - 30 September 2004	Purchase of own share	470,150	263,954,428	(10,924,008)	253,030,420	476.65	18.30	4,830,366,032
1 December 2004	Redemption of shares from Norwegian State	2,191,190	263,954,428	(13,115,198)	250,839,230	441.00	18.30	4,830,366,032
1 December 2004	Cancellation of treasury stock	5,000,000	258,954,428	(8,115,198)	250,839,230		18.30	4,738,866,032

Balance 31 December 2004			258,954,428	(8,115,198)	250,839,230		18.30	4,738,866,032

1 - 30 April 2005	Sale of treasury stock to employees	233,634	258,954,428	(7,881,564)	251,072,864	260.25	18.30	4,738,866,032
1 - 30 June 2005	Purchase of own shares	96,600	258,954,428	(7,978,164)	250,976,264	531.52	18.30	4,738,866,032
1 - 31 August 2005	Purchase of own shares	97,400	258,954,428	(8,075,564)	250,878,864	661.85	18.30	4,738,866,032
1 - 30 September 2005	Purchase of own shares	116,400	258,954,428	(8,191,964)	250,762,464	684.66	18.30	4,738,866,032
1 - 31 October 2005	Purchase of own shares	106,000	258,954,428	(8,297,964)	250,656,464	633.45	18.30	4,738,866,032
1 - 30 November 2005	Purchase of own shares	413,000	258,954,428	(8,710,964)	250,243,464	661.31	18.30	4,738,866,032
1 - 30 December 2005	Purchase of own shares	105,000	258,954,428	(8,815,964)	250,138,464	691.31	18.30	4,738,866,032

Balance 30 December 2005			258,954,428	(8,815,964)	250,138,464		18.30	4,738,866,032

1 - 30 April 2006	Sale of treasury stock to employees	151,050	258,954,428	(8,664,914)	250,289,514	388.85	18.30	4,738,866,032
9 May 2006	5-for-1 stock split	1,035,817,712	1,294,772,140	(43,324,570)	1,251,447,570		3.66	4,738,866,032
9 May 2006	Redemption of shares from Norwegian State	3,644,685	1,294,772,140	(46,969,255)	1,247,802,885	129.30	3.66	4,738,866,032
9 May 2006	Cancellation of treasury stock	8,316,685	1,286,455,455	(38,652,570)	1,247,802,885		3.66	4,708,426,965
24 - 31 May 2006	Purchase of own shares	3,262,000	1,286,455,455	(41,914,570)	1,244,540,885	168.66	3.66	4,708,426,965
1 - 30 June 2006	Purchase of own shares	5,007,000	1,286,455,455	(46,921,570)	1,239,533,885	159.17	3.66	4,708,426,965
15 - 31 July 2006	Purchase of own shares	685,000	1,286,455,455	(47,606,570)	1,238,848,885	174.80	3.66	4,708,426,965
1 - 31 August 2006	Purchase of own shares	4,144,000	1,286,455,455	(51,750,570)	1,234,704,885	172.48	3.66	4,708,426,965
1 - 30 September 2006	Purchase of own shares	3,352,000	1,286,455,455	(55,102,570)	1,231,352,885	152.66	3.66	4,708,426,965
1 - 30 November 2006	Purchase of own shares	2,962,000	1,286,455,455	(58,064,570)	1,228,390,885	153.24	3.66	4,708,426,965
1 - 13 December 2006	Purchase of own shares	2,215,000	1,286,455,455	(60,279,570)	1,226,175,885	149.02	3.66	4,708,426,965

Balance 31 December 2006			1,286,455,455	(60,279,570)	1,226,175,885		3.66	4,708,426,965

Hydro Information Memorandum	70

9 Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Oslo, 20 March 2007
Norsk Hydro ASA
/s/ John Ove Ottestad
John Ove Ottestad
Executive Vice President and Chief Financial Officer